Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T:+81 3 6765 8100 F:+81 3 6765 8693
www.jcom.co.jp

06012161

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

March 20, 2006

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   Attached you will find the English translation version.

   (a) Grant of Share Acquisition Rights as Stock Compensation Type Stock Options (February 27, 2006)

   (b) Notice of Reduction of Capital Reserve (February 27, 2006)

   (c) Additional Notes to Annual Financial Results Release (March10, 2006)

   (d) Modifications of Consolidated Annual Financial Results Release (March16, 2006)

2. Distributed to Shareholders. Enclosed herewith please find the copy of the following Notice in English.
   (a) Business Report 2005 (March13, 2006)

   (b) Notice of the 12th Ordinary General Meeting of Shareholders (March13, 2006)

dw 4/4

3. Enclosed herewith please find the copy of the following press releases in English:

    (a) J:COM Announces Board Changes (February 27, 2006)

    (b) J:COM TV Digital Offers Interac TV in All Areas (March 8, 2006)

    (c) J:COM TV to Offer New Digital HDR Service (March 8, 2006)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division,
Treasury Dept. & IR Dept.

(Translation from Japanese disclosure to JASDAQ)

March 10, 2006

Additional Notes to Annual Financial Results Release
Jupiter Telecommunications Co., Ltd.
(Consolidated [U.S. GAAP] and Parent Company Only [Japanese GAAP])
For the 12 Months Ended December 31, 2005

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8158 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

Jupiter Telecommunications Co., Ltd. announced today additional items to its consolidated and Parent only financial statements for the fiscal year ended December 31, 2005, originally announced on January 30, 2006.

1. Jupiter Telecommunications Co., Ltd. and Subsidiaries (Consolidated-[U.S.GAAP])
   Notes to Annual Consolidated Financial Statements.
   (1) Income Taxes
   (2) Severance and Retirement Plans

2. Jupiter Telecommunications Co., Ltd. Parent Company Only
   Notes to Financial Statements [JAPAN GAAP]
   (1) Income Tax Accounting

1. Jupiter Telecommunications Co., Ltd. and Subsidiaries (Consolidated-[U.S.GAAP]) Notes to Annual Consolidated Financial Statements.

(1) Income Taxes

The Company and its subsidiaries were subject to Japanese national corporate tax of 30%, an inhabitant tax of 6% and a deductible Enterprise tax of 10%, which in aggregate result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the Enterprise tax from 10.08% to 7.2%. The amendments to the tax rates were effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate has been lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005 for the Company.

All pretax loss /(income) and related tax expense/(benefit) are derived solely from Japanese operations. Income tax expense for the years ended December 31, 2004 and 2005 is as follows (Yen in millions):

	2004	2005
Current	¥ 1,813	¥ 2,185
Deferred	45	(5,256)
Income tax expense(benefit)	¥ 1,858	¥ (3,071)

The effective rates of income tax expense/(benefit) relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Normal effective statutory tax rate	42.0%	40.0%
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	0.1	—
Increase/(decrease) in valuation allowance	(27.4)	(73.4)
Non-deductible expenses and other	—	14.5
Effective tax rate	14.7%	(18.9%)

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2004 and 2005 are as follows (Yen in millions):

	2004	2005
Deferred tax assets:		
Operating loss carryforwards	¥ 21,650	¥ 15,350
Deferred revenue	14,455	14,612
Lease obligation	12,722	15,409
Retirement and other allowances	1,459	422
Investment in affiliates	568	325
Accrued expenses and other	3,978	3,192
Total gross deferred tax assets	54,832	49,310
Less: valuation allowance	(35,241)	(14,868)
Deferred tax assets	19,591	34,442
Deferred tax liabilities:		
Property and equipment	13,797	17,014
Tax deductible goodwill	—	—
Other	2,417	3,628
Total gross deferred tax liabilities	16,214	20,642
Net deferred tax assets	¥ 3,377	¥ 13,800

The net changes in the total valuation allowance for the years ended December 31, 2004 and 2005 were decreases of ¥10,605 million and ¥20,373 million respectively. The decrease in valuation allowance in 2005 is primarily as a result of tax benefits recorded in the consolidated statements of operations.

Current deferred tax assets in the amount of ¥2,069 million and ¥10,285 million are included in prepaid expenses in the accompanied consolidated balance sheets as of December 31, 2004 and 2005, respectively. Non-current deferred tax assets in the amount of ¥1,309 million and ¥3,515 million are included in other non-current assets in the consolidated balance sheets at December 31, 2004 and 2005, respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance. The Company had ¥8 million of tax deductible goodwill as of December 31, 2005.

The remaining amount of unrecognized tax benefits as of December 31, 2004 and 2005 acquired in connection with business combinations were ¥7,267 million and ¥1,346 million, respectively. If the deferred tax assets are realized or the valuation allowance is reversed, the tax benefit realized is first applied to i) reduce to zero any goodwill related to acquisition, ii) second to reduce to zero other non-current intangible assets related to the acquisition and iii) third to reduce income tax expense.

At December 31, 2005, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥38,374 million, which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the next seven years as follows (Yen in millions):

Year ending December 31,		
2006	¥	17,536
2007		56
2008		10,429
2009		5,444
2010		1,050
2011-2012		3,859
	¥	38,374

(2) Severance and Retirement Plans

On October 1, 2005 the Company adopted a defined contribution retirement plan for substantially all of its full-time employees. This plan was adopted as a replacement to the unfunded defined benefit severance and retirement plan which terminated for full-time employees on September 30, 2005, excluding certain directors and employees in a recently acquired subsidiary. The Company contributions under the new defined contribution retirement plan were ¥61 million for the year ended December 31, 2005.

Certain directors, auditors and employees within a subsidiary remained in the unfunded deferred benefit severance and retirement plans. Employees terminating their employment after the three year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. December 31, 2005 was used as the measurement date.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 for the years ended December 31, 2004 and 2005, included the following components (Yen in millions):

	2004		2005	
Service cost - benefits earned during the year	¥	266	¥	241
Interest cost on projected benefit obligation		40		37
Realized gain on settlement		—		(656)
Actuarial loss		463		37
Net periodic cost	¥	769	¥	(341)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows (Yen in millions):

Change in benefit obligation:	2004		2005	
Benefit obligation, beginning of year	¥	2,006	¥	2,682
Service cost		266		240
Interest cost		40		37
Acquisitions		31		47
Realized gain on settlement		—		(656)
Actuarial loss (gain)		432		(10)
Benefits paid		(93)		(2,305)
Benefit obligation, end of year	¥	2,682	¥	35

The weighted-average discount rate used in the determination of the Company and its subsidiaries' plans projected benefit obligation and net pension cost as of and for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
Projected benefit obligation		
Discount rate	2.0%	2.0%
Net pension cost		
Discount rate	2.0%	2.0%

In addition, employees of the Company participate in a multiemployer defined benefit plan. The Company contributions to this plan amounted to ¥293 million, and ¥178 million for the years ended December 31, 2004 and 2005, respectively.

2. Jupiter Telecommunications Co., Ltd. Parent Company Only Notes to Financial Statements [Japanese GAAP]

(1) Income Tax accounting

(Yen in millions)

12 Months ended December 31,2004		12 Months ended December 31,2005	
1 Significant components of deferred tax assets are as follows:		1 Significant components of deferred tax assets are as follows:	
Loss carryforwards	923	Loss carryforwards	894
Retirement allowance	884	Long-term prepaid expenses	2,105
Other	196	Other	164
Subtotal deferred tax assets	2,003	Subtotal deferred tax assets	3,163
Less Valuation allowance	(2,003)	Less Valuation allowance	(3,163)
Total deferred tax assets	—	Total deferred tax assets	—

(Translation from Japanese disclosure to JASDAQ)

March 16, 2006

[U.S. GAAP]

Modifications of Consolidated Annual Financial Results Release

For the 12 Months Ended December 31, 2005

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:

Koji Kobayashi, IR Department Phone: +81-3-6765-8158 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

Jupiter Telecommunications Co., Ltd. announced today the modifications of its consolidated financial statements for the 12 months ended December 31, 2005 originally announced on January 30, 2006.

We have reclassified certain amounts from investing activities to operating activities in our year ended December 31, 2005 consolidated statement of cash flow. The reclassification was required to properly report an asset retirement obligation as a non-cash change in accrued expenses and other liabilities, and not an increase to capital expenditures as previously reported.

The modifications will have no effect on Jupiter Telecommunications Co., Ltd. consolidated statements of operations and consolidated balance sheet for the 12 months ended December 31, 2005.

[Modification]

The modified part is indicated with an underline.

(i) Consolidated Annual Financial Results Release, Page 2

Jupiter Telecommunications Co., Ltd. (Consolidated)

For the 12 Months Ended December 31, 2005

1. Consolidated operating results (From January 1, 2005 to December 31, 2005)

(3) Consolidated cash flow statement

[Previous disclosure]

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
December 31, 2005	62,059	(58,526)	21,330	35,283
December 31, 2004	52,512	(39,882)	(9,996)	10,420

[Amended disclosure]

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
December 31, 2005	60,763	(57,230)	21,330	35,283
December 31, 2004	52,512	(39,882)	(9,996)	10,420

(ii) **Accompanying material, Page 15**

3.Business Results and Financial Conditions

Cash Flows from Operating Activities

[Previous disclosure]

Net cash provided by operating activities was ¥62,059 million for the twelve months ended December 31, 2005, compared to ¥52,512 million the twelve months ended December 31, 2004, or an increase of ¥9,546 million. The increase was primarily the result of a ¥6,774 million increase in OCF (revenue from which is subtracted operating and programming costs and selling, general and administrative expenses).

[Amended disclosure]

Net cash provided by operating activities was ¥60,763 million for the twelve months ended December 31, 2005, compared to ¥52,512 million the twelve months ended December 31, 2004, or an increase of ¥8,250 million. The increase was primarily the result of a ¥6,774 million increase in OCF (revenue from which is subtracted operating and programming costs and selling, general and administrative expenses).

Cash Flows from Investing Activities

[Previous disclosure]

Net cash used in investing activities was ¥58,526 million for the twelve months ended December 31, 2005, compared to ¥39,882 million for the twelve months ended December 31, 2004, or an increase of ¥18,644 million. The increase was primarily attributable to a ¥7,908 million increase in capital expenditures, ¥11,551 million increase in the amount of acquisition of new subsidiaries and acquisitions of minority interest.

[Amended disclosure]

Net cash used in investing activities was ¥57,230 million for the twelve months ended December 31, 2005, compared to ¥39,882 million for the twelve months ended December 31, 2004, or an increase of ¥17,348 million. The increase was primarily attributable to a ¥6,612 million increase in capital expenditures, ¥11,551 million increase in the amount of acquisition of new subsidiaries and acquisitions of minority interest.

(iii) Accompanying material, Page 22

[Previous disclosure] JUPITER TELECOMMUNICATIONS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	12 months ended December 31, 2005 Amount	12 months ended December 31, 2004 Amount
Cash flows from operating activities:		
Net income (loss)	19,333	10,821
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	43,338	40,573
Equity in earnings of affiliates	(651)	(610)
Minority interest in net income of consolidated subsidiaries	997	458
Stock compensation expenses	2,210	84
Deferred income taxes	(5,257)	46
Cumulative effect of accounting change	486	—
Changes in operating assets and liabilities, excluding effects of business combinations:		
(Increase)/decrease in accounts receivable, net	(974)	(431)
(Increase)/decrease in prepaid expenses and other current assets	(1,499)	5
(Increase)/decrease in other assets	2,810	2,444
Increase/(Decrease) in accounts payable	4,955	(1,185)
Increase/(decrease) in accrued expenses and other liabilities	961	40
Increase/(Decrease) in provision for retirement allowance	(2,676)	648
Increase/(decrease) in deferred revenue	(1,974)	(381)
Net cash provided by operating activities	62,059	52,512
Cash flows from investing activities:		
Capital expenditures	(39,701)	(31,793)
Acquisition of new subsidiaries, net of cash acquired	(12,049)	(443)
Change in restricted cash	—	(360)
Investments in and advances to affiliates	140	1,773
Loans to related party	—	(4,030)
Acquisition of minority interest in consolidated subsidiaries	(4,905)	(4,960)
Other investing activities	(2,011)	(69)
Net cash used in investing activities	(58,526)	(39,882)
Cash flows from financing activities:		
Proceeds from issuance of common stock	91,420	30,000
Net increase in short-term loans	1,750	250
Proceeds from long-term debt	126,904	185,302
Principal payments of long-term debt	(187,542)	(210,098)
Principal payments under capital lease obligations	(11,970)	(11,887)
Other financing activities	768	(3,563)
Net cash provided by (used in) financing activities	21,330	(9,996)
Net increase in cash and cash equivalents	24,863	2,634
Cash and cash equivalents at beginning of year	10,420	7,786
Cash and cash equivalents at end of term	35,283	10,420

[Amended disclosure] **JUPITER TELECOMMUNICATIONS CO., LTD. AND SUBSIDIARIES**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	12 months ended December 31, 2005 Amount	12 months ended December 31, 2004 Amount
Cash flows from operating activities:		
Net income (loss)	19,333	10,821
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	43,338	40,573
Equity in earnings of affiliates	(651)	(610)
Minority interest in net income of consolidated subsidiaries	997	458
Stock compensation expenses	2,210	84
Deferred income taxes	(5,257)	46
Cumulative effect of accounting change	486	—
Changes in operating assets and liabilities, excluding effects of business combinations:		
(Increase)/decrease in accounts receivable, net	(974)	(431)
(Increase)/decrease in prepaid expenses and other current assets	(1,499)	5
(Increase)/decrease in other assets	2,810	2,444
Increase/(Decrease) in accounts payable	4,955	(1,185)
Increase/(decrease) in accrued expenses and other liabilities	(335)	40
Increase/(Decrease) in provision for retirement allowance	(2,676)	648
Increase/(decrease) in deferred revenue	(1,974)	(381)
Net cash provided by operating activities	60,763	52,512
Cash flows from investing activities:		
Capital expenditures	(38,405)	(31,793)
Acquisition of new subsidiaries, net of cash acquired	(12,049)	(443)
Change in restricted cash	—	(360)
Investments in and advances to affiliates	140	1,773
Loans to related party	—	(4,030)
Acquisition of minority interest in consolidated subsidiaries	(4,905)	(4,960)
Other investing activities	(2,011)	(69)
Net cash used in investing activities	(57,230)	(39,882)
Cash flows from financing activities:		
Proceeds from issuance of common stock	91,420	30,000
Net increase in short-term loans	1,750	250
Proceeds from long-term debt	126,904	185,302
Principal payments of long-term debt	(187,542)	(210,098)
Principal payments under capital lease obligations	(11,970)	(11,887)
Other financing activities	768	(3,563)
Net cash provided by (used in) financing activities	21,330	(9,996)
Net increase in cash and cash equivalents	24,863	2,634
Cash and cash equivalents at beginning of year	10,420	7,786
Cash and cash equivalents at end of term	35,283	10,420

④Highlight of 2005 results (1/2)

Consolidated Income	Year ended December 31, 2005	Year ended December 31, 2004	Change	
			Amount	Percentage
【Previous disclosure】				
Capital expenditures	397	318	79	25%
Capital lease expenditure	159	126	33	26%
Total	556	444	112	25%
【Amended disclosure】				
Capita expenditures	384	318	66	21%
Capital lease expenditure	159	126	33	26%
Total	543	444	99	22%

Cash Flows	Year ended December 31, 2005	Year ended December 31, 2004	Explanation of changes
【Previous disclosure】			
Cash provided by operating activities	621	525	Improvement of OCF(700)*1
Cash used in investing activities	△ 585	△ 399	Capital expenditure (397), and Acquisition of new subsidiaries (170), etc
Free Cash Flow	65	81	(Cash provided by operating activities 621) - (Capital expenditure incl. Capital lease 556)
Cash generated from financing activities	213	△ 100	Proceed on the issuance of common stock (+914), Repayment(-709 incl. Capital lease principal payments)
Increase(decrease) of cash	249	26	
【Amended disclosure】			
Cash provided by operating activities	608	525	Improvement of OCF(700)*1
Cash used in investing activities	△ 572	△ 399	Capital expenditure (384), and Acquisition of new subsidiaries (170), etc
Free Cash Flow	65	81	(Cash provided by operating activities 608) - (Capital expenditure incl. Capital lease 543)
Cash generated from financing activities	213	△ 100	Proceed on the issuance of common stock (+914), Repayment(-709 incl. Capital lease principal payments)
Increase(decrease) of cash	249	26	

J:COM

February 27, 2006

Grant of Share Acquisition Rights as Stock Compensation Type Stock Options

We hereby provide notice that we have resolved in our board of directors meeting held on February 27, 2006 to propose, at the 12th annual shareholders meeting scheduled to be held on March 28, 2006, approval to grant to our directors (limited primarily to those directors engaged in the management of the company), statutory auditors (excluding non full-time auditors) and officers in key management positions identified by the board of directors, stock acquisition rights as stock compensation type stock options to non-shareholders at specially favorable conditions in accordance with Article 280(20) and 280(21) of the Commercial Code.

1. Reason for Grant of Stock Acquisition Rights at Specially Favorable Conditions to Non-Shareholders

To provide incentive to and to motive our directors, statutory auditors and officers in key management positions to improve our business results, and to further sensitize these individuals to our share prices and business results, as well as to share together with our shareholders the upside of increased share prices as well ask to share in the risks of declining share prices, we intend to change our compensation system to grant our directors, statutory auditors and officers in key management positions that are identified by our board of directors, at no cost, stock acquisition rights exercisable at a price of one yen per share. These rights would generally be exercisable the day following resignation.

In addition, we are hereby revising our compensation system for our directors, statutory auditors and officers in key management positions, and intend to abolish our existing retirement allowance for our directors and statutory auditors and to replace it with grants, at no cost, of stock acquisition rights as stock compensation type stock options to our directors, statutory auditors and officers in key management positions that are identified by our board of directors. These grants would be subject to the approval of

the shareholders at each annual shareholders meeting.

2. Summary of Stock Acquisition Rights

(1) Eligibility of Grantees of Stock Acquisition Rights

Our directors (limited primarily to those directors engaged in the management of the company), statutory auditors (excluding non full-time auditors) and officers in key management positions identified by the board of directors.

(2) Number and Types of Shares Subject to Stock Acquisition Rights

A maximum of 500 common shares. Provided, if the Conversion Ratio (as defined below) is changed, this amount will be adjusted through application of the new Conversion Ratio.

(3) Total Number of Stock Acquisition Rights

A maximum of 500 stock acquisition rights. One such right shall be convertible to one share (the "Conversion Ratio"). Provided if there occurs a stock split or a reverse stock split subsequent to the date on which the stock acquisition rights are granted (the "Grant Date") the number of shares to be converted shall be adjusted in accordance with the following. This adjustment shall only be applied to calculate the number of shares to be converted at the time the stock acquisition rights are exercised. Units of less than one full share shall be rounded down.

(number of shares granted after adjustment) =
(number of shares granted before adjustment) x (ratio of split or reverse split)

If we merge with another company to form a new entity or implement an amalgamation merger and the stock acquisition rights remain in effect, or if we effectuate a corporate divesture, or if for other reasons an adjustment of the Conversion Ratio becomes necessary, the Conversion Ratio may be adjusted to a reasonable extent in light of the condition of the merger, divesture, etc.

(3) Issue Price of the Stock Acquisition Rights

No cost.

(4) Exercise Price for Stock Acquisition Rights

The exercise price per share to be issued or transferred through the exercise of each stock acquisition right shall be one yen, and the total exercise price shall be this amount multiplied by the number of shares.

(5) Exercise Period for Stock Acquisition Rights

April 1, 2006 to March 31, 2026, as determined by our board of directors.

(6) Other Conditions to Exercise of Stock Acquisition Rights

① If the holder of the stock acquisition rights no longer remains a director, statutory auditor or an officer in a key management position for reasons other than for dismissal, etc., the stock acquisition rights may be exercised for a period of two years from the day after the retirement from such position (the "Start of Exercise Period"), provided that this period does not exceed the exercise period for the stock acquisition rights.

② Notwithstanding ① above, a holder of stock acquisition rights may exercise the stock acquisition rights in the period provided below if either of (a) or (b) occur:

(a) If the Start of Exercise Period does not occur by March 31, 2024, the stock acquisition rights may be exercised beginning on April 1, 2024.

(b) If at a shareholders meeting, a proposal is approved for a merger, wherein we would not be the surviving company and the relevant merger agreement does not provide that the surviving company will assume the obligations provided in this stock option plan, or a proposal is approved wherein we would become a wholly-owned subsidiary as the result of a stock swap or transfer and the relevant parent company will not assume the obligations provided in this stock option plan, then the stock acquisition rights may be exercised for a period of 15 days from the date of such shareholder approval.

③ The stock acquisition rights may not be exercised in part.

(7) Reasons and Conditions for Loss of Conversion Rights for Stock Acquisition Rights

If the holder of the stock acquisition rights can no longer exercise conversion rights, then the relevant stock acquisition rights may be extinguished with no compensation.

(8) Restrictions on Transfers of Stock Acquisition Rights

Transfers of stock acquisition rights shall require the consent of the board of directors.

3. Summary of Grant of Stock Acquisition Rights

The recipient of the grant of stock acquisition rights shall enter into a "Stock Acquisition Rights Agreement" which shall include terms deemed reasonable by our board of directors in light of the reasons for granting the stock acquisition rights.

4. Schedule

The actual terms and the grant of the stock acquisition rights shall be subject to the approval, based on terms provided in this document, of the shareholders at the 12th annual shareholders meeting scheduled to be held on March 28, 2006 and the stock acquisition rights shall take effect upon the resolution of the board of directors scheduled for the same day.

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.1 million subscribers (as of December 31, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises* (as of December 31, 2005) operating at the local level. (*Excluding Rokko Island Cable Vision, which joined the J:COM group on January 10, 2006*)

The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai, and Kyushu is approximately 7.9 million (as of December 31, 2005). J:COM's principal shareholder is LMI/Sumisho Super Media, a joint venture of Liberty Global Inc. and Sumitomo Corporation. J:COM is a public company trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," Which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. And any of its subsidiaries to differ

materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

February 27, 2006

Notice of Reduction of Capital Reserve

We hereby provide notice that in a board of directors meeting held on February 27, 2006, we resolved to table at the annual shareholders meeting scheduled to be held on March 28, 2006, a proposal to reduce our capital reserve and to use that amount to reduce our capital deficit and to increase our capital surplus, as follows:

1. **Purpose of Reduction of Statutory Reserves**

In accordance with Article 289(2) of the Commercial Code, we intend to reduce our statutory reserve by the amount that is in excess of one-forth of our capital, and apply that amount to reduce our capital deficit as well as to increase our capital surplus for the purposes of increasing flexibility of our financial plans and business strategies.

2. **Amount of Statutory Reserves Being Reduced**

The capital reserve as of December 31, 2005 was 89,016,797,486 Yen, and this amount will be reduced by 60,396,000,000 Yen. The capital reserve after such reduction is expected to be 28,620,797,486 Yen.

3. **Method of Reduction**

Of the 60,396,000,000 Yen of capital reserve being reduced, we intend to apply 18,166,218,910 Yen to reduce our capital deficit and 42,229,781,090 Yen to increase our capital surplus.

4. **Schedule (Planned)**

(1) Date of Resolution of the Board of Directors	February 27, 2006
(2) Date of Approval in Annual Shareholders Meeting	March 28, 2006
(3) Notice to Creditors	March 29, 2006
(4) End of Creditor Objection Period	May 1, 2006
(5) Effective Date of Capital Reserve Reduction	May 2, 2006

5. **Outlook**

The content provided above are contingent on approval at the annual shareholders meeting

scheduled to be held on March 28, 2006. There will be no direct impact on the forecasts for this year.

End

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.1 million subscribers (as of December 31, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises* (as of December 31, 2005) operating at the local level. (**Excluding Rokko Island Cable Vision, which joined the J:COM group on January 10, 2006*)

The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai, and Kyushu is approximately 7.9 million (as of December 31, 2005). J:COM's principal shareholder is LMI/Sumisho Super Media, a joint venture of Liberty Global Inc. and Sumitomo Corporation. J:COM is a public company trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," Which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. And any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 8, 2006
FOR IMMEDIATE RELEASE

J:COM TV to Offer New Digital HDR Service

First-Ever Cable Set Top Box in Japan Equipped with Internal Hard Disk Drive for High Definition TV Recording

TOKYO, Japan: On April 15, Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, will introduce "HDR" service (High Definition Recorder capabilities with a High Spec Double Tuner Recorder), a new J:COM TV Digital service available in all J:COM coverage areas. With the new HDR service, J:COM TV Digital subscribers can record up to 20 hours of High-Definition quality TV programming with the ability to record two programs simultaneously on separate channels, along with other advanced HDR features.

In addition to its full range of digital broadcast (including terrestrial, BS and cable digital) and set-top box capabilities including "J:COM On Demand" VOD (video on demand) service, J:COM TV Digital is now offering subscribers a set-top box equipped with a 250GB hard disk drive (HDD) and double tuner. The components enable users to record their favorite J:COM TV Digital programs in super high-quality high definition format. Supplied by HUMAX Co., Ltd. of South Korea, the hardware will be available to J:COM Digital subscribers for an additional rental fee of JPY 840 per month (tax included).

Applications for the new HDR service will be accepted beginning on March 15 from J:COM households in service areas throughout the Kanto region with actual service to begin on April 15. Applications from J:COM households in service areas in Sapporo, Kansai and Kyushu will begin on April 15, with actual service to follow beginning May 15.

The HDR service introduction is part of J:COM's commitment to continually provide its subscribers with a new way to enjoy all the benefits of Digital TV.

HDR Features and Components

The new service "HDR" encompasses the following components:

• High Definition Recorder
• High Spec Double Tuner Recorder
• Hard Disk Recorder

Digital High Definition recording:

• Enables previous program viewing while recording (time-slip function)
• Digital 3 broadcast compatible (terrestrial digital, BS digital, cable digital)
• Digital High Definition compatible (records in original picture quality)

High-capacity 250GB hard disk enables 20 hours of High Definition programming, 60 hours of standard definition programming.

High Spec Double Tuner Recorder:

• Double tuner-equipped
• Record one program while watching another (background recording)
• Simultaneous viewing of live programming

Easy program search/scheduling function using keywords and program categories: 1-touch recording from seamless electronic program guide.

Easy-to-install hardware: No clutter. Just one HDR and one remote control.

Low-cost setup: Available to J:COM TV Digital subscribers for an additional JPY 840 per month.


HUMAX
J:COM

Photo: J:COM TV's new High Definition recorder and set-top box, supplied by HUMAX, Co., Ltd. of South Korea. Please contact J:COM at the number or e-mail included for more information.

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.1 million subscribers (as of December 31, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises* (as of December 31, 2005) operating at the local level. (**Excluding Rokko Island Cable Vision, which joined the J:COM group on January 10, 2006*)

The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai, and Kyushu is approximately 7.9 million (as of December 31, 2005). J:COM's principal shareholder is LGI/Sumisho Super Media, a joint venture of Liberty Global Inc. and Sumitomo Corporation. J:COM is a public company trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," Which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. And any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 8, 2006
FOR IMMEDIATE RELEASE

J:COM TV Digital Offers InteracTV in All Areas

Newly Launching Service Provides Helpful Lifestyle Information Through TV Screens Utilizing Digital Interactivity

TOKYO, Japan -- On April 3, Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, in partnership with @NetHome Co., Ltd., a leading cable Internet service provider, will begin rolling out "InteracTV" to J:COM TV subscribers in all J:COM service areas. The service makes it easy to access news, weather, gaming, recipes, local administrative and other useful information from the TV screen utilizing digital interactivity.

Since October 3, 2005, InteracTV has been offered on a trial basis to roughly 150,000 J:COM TV subscribing households in the Kansai area. Now, the J:COM TV Digital subscribing household base of over 650,000 will be able to use the new service without any additional connections, applications or fees. Due to enthusiastic response during the service's trial phase, J:COM determined that a sufficient latent need existed to justify rolling out the service to all areas.

Since the trial, new content has been added, including a transit report with up-to-date connection information and crime/disaster prevention alerts and information. Users can easily navigate through the channels using their remote controls. J:COM is considering expanding InteracTV in the future to link with "J:COM On Demand" content and e-commerce services utilizing the TV screen.

J:COM is planning the following rollout schedule for InteracTV:

- Kansai Area: currently available in trial form (commercially launched service to begin in April 2006 as the existing trial ends)

- Kyushu Area: (commercially launched service to begin in April 2006)
- Kanto Area: (commercially launched service to begin in May 2006)
- Sapporo Area: (commercially launched service to begin in May 2006)

@NetHome is a wholly owned subsidiary of Jupiter Telecommunications providing high speed Internet services via cable networks.

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.1 million subscribers (as of December 31, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises* (as of December 31, 2005) operating at the local level. (*Excluding Rokko Island Cable Vision, which joined the J:COM group on January 10, 2006*)

The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai, and Kyushu is approximately 7.9 million (as of December 31, 2005). J:COM's principal shareholder is LGI/Sumisho Super Media, a joint venture of Liberty Global Inc. and Sumitomo Corporation. J:COM is a public company trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," Which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. And any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

February 27, 2006
FOR IMMEDIATE RELEASE

J:COM Announces Board Changes

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today intended changes in the members of its board of directors and board of statutory auditors as approved at the J:COM Board of Directors meeting February 27. The following changes will be placed on the agenda at J:COM's 12th general meeting of shareholders to be convened on March 28, 2006.

1. Nominees - J:COM Board of Directors (as of March 28, 2006)

Mr. Mineo Fukuda *(current Executive Director, Kadokawa Holdings, Inc.)*

April 1975	Joined Recruit Co., Ltd.
June 1991	Director of Board, Recruit Co., Ltd.
June 1999	Executive Director of Board, Recruit Co., Ltd.
June 2001	Joined Kadokawa Shoten Publishing Co., Ltd. as an executive director
June 2002	The Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
April 2003	Executive Director and Chief Operating Officer, Kadokawa Holdings Inc. Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
April 2005	Executive Director, Kadokawa Holdings Inc. Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
February 2006	Executive Director, Kadokawa Holdings Inc. (current)

Mr. Daisuke Mikogami *(current Deputy General Manager, CATV Business Dept. Sumitomo Corporation)*

April 1983	Joined Sumitomo Corporation
April 1999	Assistant Manager, Information & Electronics Dept., Sumitomo Corporation
April 2001	Director, SC Com Techs Co., Ltd.
April 2004	General Manager, Network Management Business Dept., Sumisho Electronics Co., Ltd.
August 2005	General Manager, SSE Company Network Management Business Dept., Sumisho Computer Systems Corporation
November 2005	Deputy General Manager, CATV Business Dept., Media Business Division, Sumitomo Corporation

2. Nominee - J:COM Board of Statutory Auditors (as of March 28, 2006)

Mr. Michael Erickson *(current Senior Vice President, Liberty Global Japan Liberty Global, Inc)*

September 1988	Joined KPMG LLP
September 1995	Director of Accounting & Finance, CareerTrack, Inc.
September 1996	Director of Finance, Liberty Media International, Inc.
December 1997	Vice President & Controller, Liberty Media International, Inc.
April 2001	Vice President, Investor Relations, Liberty Media Corporation
August 2005	Senior Vice President, Operations & Development, Liberty Global Japan, Liberty Global, Inc.

3. Resigning – J:COM Board of Directors (as of March 28, 2006)

Director	Yukihiro Yoshida (current Executive Vice President)
Director	Shigeru Ohashi (current Director)

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.1 million subscribers (as of December 31, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises* (as of December 31, 2005) operating at the local level. (**Excluding Rokko Island Cable Vision, which joined the J:COM group on January 10, 2006*)

The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai, and Kyushu is approximately 7.9 million (as of December 31, 2005). J:COM's principal shareholder is LMI/Sumisho Super Media, a joint venture of Liberty Global Inc. and Sumitomo Corporation. J:COM is a public company trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," Which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. And any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following is an unofficial English translation of the Notice of Convocation at the 12th Ordinary General Meeting of Shareholders of Jupiter Telecommunications Co., Ltd., held on March 28, 2006. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

March 13, 2006

To Those Shareholders with Voting Rights

Tomoyuki Moriizumi
President & CEO
Jupiter Telecommunications Co., Ltd.
1-30, Shiba Daimon 1-chome, Minato-ku,
Tokyo

NOTICE OF THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 12th Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the Reference Documents for the Exercise of Voting Rights, indicate your votes for or against each of the proposals on the enclosed Voting Rights Exercise Form, impress your seal thereon and return the form by March 27, 2006.

1. **Date and Time** 10 a.m., Tuesday, March 28, 2006
2. **Place** Akasaka Prince Hotel, Goshiki 2F, Goshikinoma
   1-2, Kioi-cho, Chiyoda-ku, Tokyo
3. **Agenda of the Meeting:**

Matters to be reported:

(1) The Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Audit Reports of the Accounting Auditor and the Board of Statutory Auditors for the Consolidated Statutory Reports for the 12th Fiscal Term (from January 1, 2005, to December 31, 2005)

(2) The Non-Consolidated Balance Sheet and the Non-Consolidated Statement of Income for the 12th Fiscal Term (from January 1, 2005, to December 31, 2005)

Proposals to be resolved:

Proposal No. 1: Approval of the Proposal for Disposition of Deficit for the 12th Fiscal Term

Proposal No. 2: Reduction of Capital Reserve
(The general nature of the proposal is described on page 3 of the attached Reference Documents for the Exercise of Voting Rights.)

Proposal No. 3: Partial Amendments to the Articles of Incorporation
(The general nature of the proposal is described on pages 3–14 of the attached Reference Documents for the Exercise of Voting Rights.)

Proposal No. 4: Election of 13 Directors

Proposal No. 5: Election of One Statutory Auditor
Proposal No. 6: Granting of Retirement Benefits to Retiring Director
Proposal No. 7: Presentation of Retirement Benefits to Retiring Directors and Statutory Auditors for Termination Resulting from the Abolition of the Retirement Benefits System for Directors and Statutory Auditors
Proposal No. 8: Issuance of the Stock Acquisition Rights as Stock-Compensation-Type Stock Options
(The general nature of the proposal is described on pages 19–21 of the attached Reference Documents for the Exercise of Voting Rights.)

When you attend the 12th Ordinary General Meeting of Shareholders of the Company, please submit the enclosed form of Proxy Card at the reception desk.

Reference Documents for the Exercise of Voting Rights

1. Total number of voting rights held by all shareholders: 6,363,800

2. Proposals and references

Proposal No. 1: Approval of the Proposal for Disposition of Deficit for the 12th Fiscal Term

The details of this proposal are as stated on page 33 of the translation of Business Report 2005.

Though the Company has tried to be profitable for the last fiscal term, a current loss has been reported for two consecutive years due to one-time write-off of fees related to former syndicated loans as a result of subsequent refinancing.

Proposal No. 2: Reduction of Capital Reserve

To eliminate the loss brought forward and enable the implementation of a flexible capital strategy in the future, it is proposed, pursuant to Article 289, Paragraph 2, of the Commercial Code, that the Company reduce ¥60,396,000,000, which is more than one-fourth of the capital, from the capital reserve and, out of that reduction, allocate ¥18,166,218,910 to replenish the capital deficiency and transfer ¥42,229,781,090 to other capital surplus.

Proposal No. 3: Partial Amendments to the Articles of Incorporation

1.Reasons for the amendment

(1) In anticipation of the upcoming implementation of the Corporate Law (Law No. 86 of 2005) enacted on July 26, 2005, relevant additions and modifications will be made as follows.

(2) Based on the implementation of the Corporate Law, in the case of a company acquiring its own shares from a certain shareholder, the company may, by a provision in its articles of incorporation, eliminate the requirement that all shareholders be permitted to add themselves as sellers for such transaction. Regarding this point, paragraph 7 will be newly added in the current Article 10 (the amended Article 11) concerning Preferred Shares.

(3) In order to clarify that general meetings of shareholders shall be convened in Minato-ku, Tokyo or an area adjacent thereto, Paragraph 2 will be newly added in the current Article 11 (the amended Article 12).

(4) Based on the implementation of the Corporate Law, as written resolutions of the board of directors will now be permitted, Paragraph 3 will be newly added in the current Article 19 (the amended Article 22).

(5) In order to ensure notification of board of statutory auditors meetings, the notice time for convocation will be shortened to that provided in the Corporate Law.

(6) Based on the implementation of in the Corporate Law, a company's articles of incorporation may excuse the liability of the accounting auditor by a resolution of the board of directors, and may provide for matters regarding execution of liability limitation agreements with an outside statutory auditor and with the accounting auditor. In order to enable the outside auditors and accounting auditor to sufficiently fulfill their roles, Paragraph 2 in the current Article 27 (the amended Article 31) and Article 33, titled Accounting Auditor, will both be newly added.

(7) As there is no longer any director or statutory auditor to whom current supplementary provisions Articles 32 and 33 apply, these two Articles will be deleted.

(8) In order to designate the date of effectiveness of the above modifications, a supplementary provision, Article 38, will be added.

(9) In addition to the above, the article entitled Standing Statutory Auditors will be deleted, technical modifications will be made to the words and expressions, and the articles will be renumbered due to the insertion of new provisions.

2. The amendments and the reasons therefor are shown below.

(Changes are underlined.)

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be made in the "Nihon Keizai Shinbun".	ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be made in the "Nihon Keizai Shinbun" (*1)	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 5. TOTAL NUMBER OF SHARES (1) The Company is authorized to issue common shares as well as dividend preferred shares (the "Preferred Shares") as provided in Article 10 hereof. (2) The total number of shares authorized to be issued by the Company shall be 20,000,000 shares, consisting of 15,000,000 common shares and 5,000,000 Preferred Shares; provided that if any Preferred Shares or common shares are retired, the number of shares so retired shall be subtracted from the total number of shares authorized to be issued.	ARTICLE 5. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED (1) The Company is authorized to issue common shares as well as preferred shares (the "Preferred Shares") as provided in Article 11 hereof. (2) The total number of shares authorized to be issued by the Company shall be 20,000,000 shares, consisting of 15,000,000 common shares and 5,000,000 Preferred Shares.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
[New Provision]	ARTICLE 6. ISSUANCE OF SHARE CERTIFICATES The Company shall issue share certificates in connection with its shares.	In anticipation of the upcoming implementation of the Corporate Law, a new provision will be added.
ARTICLE 6. PURCHASE OF COMPANY'S OWN SHARES The Company may purchase shares of the Company when such purchase is resolved at a meeting of the Board of Directors, as stipulated in Article 211-3, paragraph 1, item 2 of the Commercial Code.	ARTICLE 7. PURCHASE OF COMPANY'S OWN SHARES The Company may purchase shares of the Company when such purchase is resolved at a meeting of the Board of Directors, as stipulated in Article 165, paragraph 2 of the Corporate Law.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 7. SHARE HANDLING RULES The denomination of share certificates to be issued by the Company, registration of transfers of shares, handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as fees and charges therefor, shall be governed by laws, regulations, these Articles of	ARTICLE 8. SHARE HANDLING RULES The denomination of share certificates to be issued by the Company, entering into or recording onto the shareholders' register (as used herein, this term includes the register of beneficial shareholders), handling of requests for purchase of fractional shares and any other procedures for shares and fractional shares, as well as	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
Incorporation or the Share Handling Rules established by the Board of Directors.	fees and charges therefor, shall be governed by laws, regulations, these Articles of Incorporation or the Share Handling Rules established by the Board of Directors.	
ARTICLE 8. TRANSFER AGENT (1) The Company shall have a transfer agent for its shares and fractional shares. (2) The transfer agent and its place of business shall be designated by resolution of the Board of Directors. (3) The shareholders' register (as used herein, this term includes the register of beneficial shareholders), the register of fractional shares and the lost-share-certificate register of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares and fractional shares, such as registration of transfers of shares, registration of pledges, recording of trust assets, delivery of share certificates, acceptance of notifications, and requests for purchase of fractional shares, shall be handled by the transfer agent and not directly by the Company.	ARTICLE 9. SHAREHOLDERS' REGISTER MANAGER (1) The Company shall have a shareholders' register manager. (2) The shareholders' register manager and its place of business shall be designated by resolution of the Board of Directors. (3) The shareholders' register, the register of fractional shares, the share purchase warrant register and the lost-share-certificate register of the Company shall be kept at the place of business of the shareholders' register manager, and entering into or recording onto the shareholders' register, the register of fractional shares, the share purchase warrant register and the lost-share-certificate register of the Company or any clerical matters for shares, fractional shares and share purchase warrants, such as registration of transfers of shares, registration of pledges, recording of trust assets, delivery of share certificates, acceptance of notifications, and requests for purchase of fractional shares, shall be handled by the shareholders' register manager and not directly by the Company.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 9. RECORD DATE (1) The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) having voting rights whose names have been entered or recorded in the last shareholders' register as at the closing of accounts of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year. (2) In addition to the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered pledgees or holders of fractional shares.	ARTICLE 10. RECORD DATE (1) The Company shall regard those shareholders (as used herein, this term includes beneficial shareholders) having voting rights whose names have been entered or recorded in the last shareholders' register as at the final day of each business year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the business year. (2) In addition to the provision of the preceding paragraph, the Company may temporarily fix a record date by giving prior public notice if so required to determine those entitled to exercise their right as shareholders, registered share pledgees or holders of fractional shares.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 10. PREFERRED SHARES	ARTICLE 11. PREFERRED SHARES	In anticipation of the upcoming

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
(1) The Company shall pay the profit dividends to the holders of the Preferred Shares (the "Preferred Shareholders") and the registered pledgees of Preferred Shares (the "Registered Preferred Pledgees") in preference to the holders of common shares (the "Common Shareholders") and the registered pledgees of common shares (the "Registered Common Pledgees") as follows:	(1) The Company shall distribute the surplus in pecuniary form to the holders of the Preferred Shares (the "Preferred Shareholders") and the registered share pledgees of Preferred Shares (the "Registered Preferred Share Pledgees") whose names have been entered or recorded in the last shareholders' register as of the final day of each business year in preference to the holders of common shares (the "Common Shareholders") and the registered share pledgees of common shares (the "Registered Common Share Pledgees") as follows:	implementation of the Corporate Law, new provisions will be added. In addition, as the Corporate Law will expressly allow in-kind distribution of the surplus, a modification will be made to this article to expressly provide that the Preferred Dividends will be distributed only in pecuniary form. Furthermore, as such implementation will allow the company, by a provision in its articles of incorporation, to eliminate the requirement that all shareholders be permitted to add themselves as sellers in the case of the company acquiring its own shares, paragraph 7 will be newly added.
(i) the preferred dividends in an amount up to two thousand and five hundred yen per share per year of the Preferred Shares, as specified by a resolution of the meeting of the Board of Directors upon issuance thereof, shall be paid (the "Preferred Dividends"); provided that in a business year in which the Company paid interim dividends, the Preferred Dividends is equal to the amount of Preferred Interim Dividends deducted from the amount above;	(i) the surplus in an amount up to two thousand and five hundred yen per share per year of the Preferred Shares, as specified by a resolution of the meeting of the Board of Directors for the issuance of the Preferred Shares (the "Preferred Dividends") shall be distributed; provided that if any Preferred Interim Dividends provided in paragraph 2 below have been distributed with respect to a record date fixed during the same business year as the record date for the Preferred Dividends, the amount to be distributed shall be equal to the amount of the Preferred Dividends less the amount of such Preferred Interim Dividends;	
(ii) if the amount of the profit dividends to be paid to the Preferred Shareholders or the Registered Preferred Pledgees is short of the amount of Preferred Dividends in any given business year, such shortfall amount shall accumulate in the following business year or thereafter to the extent determined by a resolution of the meeting of Board of Directors upon issuance of the Preferred Shares; and	(ii) if the amount of the dividends to be distributed to the Preferred Shareholders or the Registered Preferred Share Pledgees is short of the amount of Preferred Dividends in any given business year, such shortfall amount shall accumulate in the following business year or thereafter to the extent determined by a resolution of the meeting of Board of Directors for the issuance of the Preferred Shares; and	
(iii) No dividends shall be paid to the Preferred Shareholders or Registered Preferred Pledgees in excess of the Preferred Dividends.	(iii) No dividends shall be distributed to the Preferred Shareholders or Registered Preferred Share Pledgees in excess of the amount of the Preferred Dividends.	
(2) In the event that the Company pays interim dividends, as provided in Article 30 hereof, the Company shall pay to Preferred Shareholders and Registered Preferred Pledgees, in preference to the Common Shareholders and Registered Common Pledgees, an amount that was approved by a resolution of the Board of Directors Meeting and that is up to half of the Preferred Dividends per share of the Preferred Shares (the "Preferred Interim	(2) In the event that the Company distributes interim dividends in pecuniary form, as provided in Article 36 hereof, the Company shall distribute to Preferred Shareholders and Registered Preferred Share Pledgees, in preference to the Common Shareholders and Registered Common Share Pledgees, an amount that was approved by a resolution of the meeting of the Board of Directors and that is up to half of the Preferred Dividends	

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
Dividends").	per share of the Preferred Shares (the "Preferred Interim Dividends").	
(3) In case of distribution of the residual assets, the Company shall pay fifty thousand yen per share of the Preferred Shares to the Preferred Shareholders or the Registered Preferred Pledgees in preference to the Common Shareholders and Registered Common Pledgees. Residual asset amounts exceeding fifty thousand yen per share shall not be distributed to the Preferred Shareholders or the Registered Preferred Pledgees.	(3) In case of distribution of the residual assets, the Company shall pay fifty thousand yen per share of the Preferred Shares to the Preferred Shareholders or the Registered Preferred Share Pledgees in preference to the Common Shareholders and Registered Common Share Pledgees. Residual asset amounts exceeding fifty thousand yen per share shall not be distributed to the Preferred Shareholders or the Registered Preferred Share Pledgees.	
(4) The Company may purchase and retire all or a part of the Preferred Shares at fifty thousand yen per share of the Preferred Shares plus accrued and unpaid dividends at any time on and after January 1, 2005.	(4) The Company may purchase all or part of the Preferred Shares at fifty thousand yen per share of the Preferred Shares plus accrued and unpaid dividends on the date on which a specific event occurs that was provided for by a resolution of the meeting of the Board of Directors for the issuance of the Preferred Shares. Partial purchase shall be made through lottery.	
(5) Except as otherwise provided by laws and regulations, the Preferred Shareholders or the Registered Preferred Pledgees shall have no voting rights at the general meeting of shareholders.	(5) Except as otherwise provided by laws and regulations, the Preferred Shareholders or the Registered Preferred Share Pledgees shall have no voting rights at the general meeting of shareholders.	
(6) [Articles Omission]	(6) [Same as Current]	
[New Provision]	(7) The Company may purchase from a particular Preferred Shareholder all or part of the Preferred Shares held thereby with a resolution of the general meeting of shareholders. In such case, the Preferred Shareholders other than such particular Preferred Shareholder may not request to have themselves added as sellers.	
ARTICLE 11. TIME OF CONVOCATION An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day next following the date of the closing of accounts of each year, and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.	ARTICLE 12. TIME AND PLACE OF CONVOCATION (1) An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the final day of each business year, and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made. In addition, in order to clarify that general meetings of shareholders shall be convened in Minato-ku, Tokyo or an area adjacent thereto, Paragraph 2 will be newly added.
[New Provision]	(2) A general meeting of shareholders of the Company shall be convened in Minato-ku, Tokyo or an area adjacent thereto.	

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
ARTICLE 12. CONVENER AND CHAIRMAN Pursuant to the resolution of the Board of Directors, the general meetings of shareholders shall be convened by the President, and he shall act as chairman at such meetings. Should the President be unable to act, another Director, in the order determined in advance by the Board of Directors, shall act in his place.	ARTICLE 13. CONVENER AND CHAIRMAN Pursuant to the resolution of a meeting of the Board of Directors, the general meetings of shareholders shall be convened by the President, and he shall act as chairman at such meetings. Should the President be unable to act, another Director, in the order determined in advance by the Board of Directors, shall act in his place.	This provision is amended in the English translation, which does not affect the Japanese version.
ARTICLE 13. REQUIREMENTS FOR ORDINARY RESOLUTIONS Except as otherwise provided by laws, regulations or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting in person or by proxy.	ARTICLE 14. REQUIREMENTS FOR ORDINARY RESOLUTIONS Except as otherwise provided by laws, regulations or these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at such meeting in person or by proxy. (*2)	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 14. EXERCISE OF VOTING RIGHT BY PROXY Any shareholder may exercise his/her voting right by appointing, as proxy, another shareholder having voting rights in the Company. In such case, the shareholder or the proxy shall be required to submit to the Company a document evidencing his/her power of representation.	ARTICLE 15. EXERCISE OF VOTING RIGHT BY PROXY Any shareholder may exercise his/her voting right by appointing, as proxy, another shareholder having voting rights in the Company. In such case, the shareholder or the proxy shall be required to submit to the Company a document evidencing his/her power of representation. (*3)	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 15. MINUTES The substance of the proceedings of the general meetings of shareholders and the results thereof must be entered or recorded in the minutes of the meetings, and the chairman and the Directors present must affix their names and seal impressions or their electronic signatures to these minutes.	ARTICLE 16. MINUTES The substance of the proceedings of the general meetings of shareholders, the results thereof and other matters provided in the laws and regulations must be entered or recorded in the minutes of the meetings, and the chairman and the Directors present must affix their names and seal impressions or their electronic signatures to these minutes.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 15-2. Shareholders' Meeting for holders of a Particular Class of Shares The provisions of Articles 12 to 15 hereof shall be applied *mutatis mutandis* to a Preferred Shares shareholders' meeting.	ARTICLE 17. SHAREHOLDERS' MEETING FOR HOLDERS OF A PARTICULAR CLASS OF SHARES The provisions of Article 12, paragraph 2 to Article 16 hereof shall be applied *mutatis mutandis* to a Preferred Shares shareholders' meeting.	Modifications will be made to this article to reflect the renumbering of the relevant articles to be applied *mutatis mutandis*.
[New Provision]	ARTICLE 18. ESTABLISHMENT OF BOARD OF DIRECTORS The Company shall have a Board of Directors.	In anticipation of the upcoming implementation of the Corporate Law, a new provision will be added.

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
ARTICLE 16. ELECTION (1) Not less than three (3) Directors shall be elected at a general meeting of shareholders. (2) The election of Directors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights. (3) [Articles Omission]	ARTICLE 19. ELECTION OF DIRECTORS (1) Not less than three (3) Directors shall be elected by a resolution of a general meeting of shareholders. (2) The election of Directors shall be resolved by a majority of the votes of the shareholders present who are entitled to exercise their voting rights and represent one-third (1/3) or more of the total number of voting rights. (3) [Same as Current]	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 17. TERM OF OFFICE OF DIRECTORS (1) The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within one (1) year after their assumption of office. (2) [Articles Omission]	ARTICLE 20. TERM OF OFFICE OF DIRECTORS (1) The term of office of each Director shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the business years ending within one (1) year after their election to office. (2) [Same as Current]	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 18. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) By resolution of the Board of Directors, some of the Representative Directors shall be appointed to represent the Company. (2) [Articles Omission]	ARTICLE 21. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) The Board of Directors shall appoint some of the Directors to represent the Company by a resolution of its meeting. (2) [Same as Current]	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 19. MEETINGS OF THE BOARD OF DIRECTORS (1) [Articles Omission] (2) A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Directors and Statutory Auditors. [New Provision]	ARTICLE 22. MEETINGS OF THE BOARD OF DIRECTORS (1) [Same as Current] (2) A notice of a meeting of the Board of Directors shall be sent to each Director and Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Directors and Statutory Auditors. (*4) (3) In the case where all Directors (only those Directors that can participate in the resolution regarding agenda items) consent to the agenda items of a meeting of the Board of Directors by way of a paper document or electromagnetic form, the Company shall deem that a meeting of	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made. In addition, as such implementation will allow written resolutions of the board of directors, Paragraph 3 will be newly added (which will cause the current Paragraph 3 to be renumbered as Paragraph 4).

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
(3) [Articles Omission]	the Board of Directors has passed a resolution approving such agenda items; provided that the foregoing shall not apply in the event that a Statutory Auditor objects. (4) [Same as Current]	
ARTICLE 20. REMUNERATION The amount of remuneration and retirement allowance to be paid to Directors shall be determined by the resolution of a general meeting of shareholders.	ARTICLE 23. REMUNERATION, ETC. The amount of the Directors' remuneration, bonuses and other property interests to be received from the Company as consideration for the performance of duties (the "Remuneration, etc.") shall be determined by the resolution of a general meeting of shareholders.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 21. EXEMPTION OF DIRECTORS' LIABILITIES (1) In accordance with the provision of Article 266, paragraph 12 of the Commercial Code, the Company may exempt a Director (including a person who was a Director in the past), by a resolution of the Board of Directors, from liability for any act mentioned in Article 266, paragraph 1, item 5 of the Commercial Code, to the extent prescribed by laws and regulations. (2) In accordance with the provision of Article 266, paragraph 19 of the Commercial Code, the Company may enter into a liability limitation agreement for any act mentioned in Article 266, paragraph 1, item 5 of the Commercial Code with outside directors; provided that the maximum amount of their liability pursuant to such agreement shall be the higher of either an amount that has been previously determined and which shall not be less than 5,000,000 yen, or the amount provided by laws and regulations.	ARTICLE 24. EXEMPTION OF DIRECTORS' LIABILITIES (1) In accordance with the provision of Article 426, paragraph 1 of the Corporate Law, the Company may exempt a Director (including a person who was a Director in the past), by a resolution of a meeting of the Board of Directors, from liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law, to the extent prescribed by laws and regulations. (2) In accordance with the provision of Article 427, paragraph 1 of the Corporate Law, the Company may enter into a liability limitation agreement for an outside director's liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law with such outside director; provided that the maximum amount of the liability pursuant to such agreement shall be the higher of either an amount that has been previously determined and which shall not be less than 5,000,000 yen, or the minimum liability limit amount provided by laws and regulations.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
[New Provision]	ARTICLE 25. ESTABLISHMENT OF STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS The Company shall have Statutory Auditors and a Board of Statutory Auditors.	In anticipation of the upcoming implementation of the Corporate Law, a new provision will be added..
ARTICLE 22. ELECTION OF STATUTORY AUDITORS (1) Not less than three (3) Statutory Auditors shall be elected at a general meeting of shareholders.	ARTICLE 26. ELECTION OF STATUTORY AUDITORS (1) Not less than three (3) Statutory Auditors shall be elected by a resolution of a general meeting of shareholders.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
(2) The election of Statutory Auditors shall be resolved by a majority of the votes of the shareholders present who hold and represent one-third (1/3) or more of the total number of voting rights.	(2) The election of Statutory Auditors shall be resolved by a majority of the votes of the shareholders present who are entitled to exercise their voting rights and represent one-third (1/3) or more of the total number of voting rights.	
ARTICLE 23. TERM OF OFFICE OF STATUTORY AUDITORS (1) The term of office of Statutory Auditors shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the fiscal years ending within four (4) years after their assumption of office. (2) [Articles Omission]	ARTICLE 27. TERM OF OFFICE OF STATUTORY AUDITORS (1) The term of office of Statutory Auditors shall expire upon the close of the ordinary general meeting of shareholders in respect of the last of the business years ending within four (4) years after their election to office. (2) [Same as Current]	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 24. FULL-TIME STATUTORY AUDITORS (1) The Statutory Auditors shall elect from among themselves one (1) or more full-time Statutory Auditors. (2) The Statutory Auditors shall elect from among themselves standing Statutory Auditors.	ARTICLE 28. FULL-TIME STATUTORY AUDITORS The Board of Statutory Auditors shall appoint from among the Statutory Auditors one (1) or more full-time Statutory Auditors by a resolution of its meeting. [Deleted]	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made. In addition, the provision regarding the election of a Statutory Auditor to fill a vacancy will be deleted.
ARTICLE 25. MEETING OF BOARD OF STATUTORY AUDITORS (1) A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor two (2) weeks prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Statutory Auditors. (2) [Articles Omission]	ARTICLE 29. MEETING OF BOARD OF STATUTORY AUDITORS (1) A notice of a meeting of the Board of Statutory Auditors shall be sent to each Statutory Auditor one (1) week prior to the date of the meeting, provided that this period may be shortened in case of urgent necessity or may be omitted subject to the consent of all the Statutory Auditors. (2) [Same as Current]	In order to ensure notification of board of statutory auditors meetings, the notice time for convocation will be shortened to that provided in the Corporate Law.
ARTICLE 26. REMUNERATION The amount of remuneration and retirement allowance to be paid to Statutory Auditors shall be determined by the resolution of a general meeting of shareholders.	ARTICLE 30. REMUNERATION, ETC. The amount of Remuneration, etc. to be paid to Statutory Auditors shall be determined by the resolution of a general meeting of shareholders.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 27. EXEMPTION OF STATUTORY AUDITORS' LIABILITIES In accordance with the provision of Article 280, paragraph 1 of the	ARTICLE 31. EXEMPTION OF STATUTORY AUDITORS' LIABILITIES (1) In accordance with the provision of Article 426, paragraph 1 of the	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made. In addition, as such implementation will allow the company, by a provision in its

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
Commercial Code, the Company may exempt a Statutory Auditor (including a person who was a Statutory Auditor in the past) from liability, by a resolution of the Board of Directors, to the extent prescribed by laws and regulations. [New Provision]	Corporate Law, the Company may exempt a Statutory Auditor (including a person who was a Statutory Auditor in the past) from liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law, by a resolution of a meeting of the Board of Directors, to the extent prescribed by laws and regulations. (2) In accordance with the provision of Article 427, paragraph 1 of the Corporate Law, the Company may enter into a liability limitation agreement for an outside statutory auditor's liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law with such outside statutory auditor; provided that the maximum amount of the liability pursuant to such agreement shall be the higher of either an amount that has been previously determined and which shall not be less than 5,000,000 yen, or the minimum liability limit amount provided by laws and regulations.	articles of incorporation, to enter into a liability limitation agreement with an outside statutory auditor, Paragraph 2 will be newly added.
[New Chapter] [New Provision]	CHAPTER 6. ACCOUNTING AUDITOR ARTICLE 32. ESTABLISHMENT OF ACCOUNTING AUDITOR The Company shall have an Accounting Auditor.	In anticipation of the upcoming implementation of the Corporate Law, a new chapter and provision will be added.
[New Provision]	ARTICLE 33. EXEMPTION OF ACCOUNTING AUDITOR'S LIABILITIES (1) In accordance with the provision of Article 426, paragraph 1 of the Corporate Law, the Company may exempt an Accounting Auditor (including a person who was an Accounting Auditor in the past) from liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law, by a resolution of a meeting of the Board of Directors, to the extent prescribed by laws and regulations. (2) In accordance with the provision of Article 427, paragraph 1 of the Corporate Law, the Company may enter into a liability limitation agreement for an Accounting Auditor's liability for damages mentioned in Article 423, paragraph 1 of the Corporate Law with such Accounting Auditor; provided that the maximum amount of the liability pursuant to such agreement shall be the higher of either an amount that has been previously determined and which shall not be less than 5,000,000 yen, or the	The implementation of the Corporate Law will allow the company's articles of incorporation to excuse the liability of the accounting auditor by a resolution of the board of directors and to provide for matters regarding execution of a liability limitation agreement with the accounting auditor. In order to enable the accounting auditor to sufficiently fulfill its role, relevant provisions will be newly added.

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
	minimum liability limit amount provided by laws and regulations.	
CHAPTER 6. ACCOUNTING ARTICLE 28. BUSINESS YEAR The business year of the Company shall be from January 1 of each year through December 31 of the same year, and its accounts shall be closed at the end of each business year.	CHAPTER 7. ACCOUNTING ARTICLE 34. BUSINESS YEAR The business year of the Company shall be one (1) year from January 1 of each year through December 31 of the same year.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 29. DIVIDENDS Dividends may be paid to the shareholders or registered pledgees whose names have been entered or recorded in the shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the register of fractional shares, as at the closing of accounts of each fiscal year.	ARTICLE 35. YEAR-END DIVIDENDS The Company shall, subject to a resolution of a general meeting of shareholders, distribute the surplus to the shareholders or registered share pledgees whose names have been entered or recorded in the last shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the last register of fractional shares, as of the final day of each business year.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 30. INTERIM DIVIDENDS The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the register of fractional shares, as of June 30 of each year.	ARTICLE 36. INTERIM DIVIDENDS The Company may, subject to a resolution of a meeting of the Board of Directors, make a surplus distribution provided in Article 454, paragraph 5 of the Corporate Law to the shareholders or registered share pledgees whose names have been entered or recorded in the last shareholders' register and to the holders of fractional shares whose names have been entered or recorded in the last register of fractional shares, as of June 30 of each year.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
ARTICLE 31. PRESCRIBED TIME FOR PAYMENT OF DIVIDENDS If receipt of any dividends and/or interim dividends has not been made after the lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.	ARTICLE 37. PRESCRIBED TIME FOR PAYMENT OF DIVIDENDS If receipt of any surplus distribution has not been made after the lapse of three (3) full years from the date on which the delivery of the distributed assets is offered, the Company shall be exempt from the obligation to make such delivery.	In anticipation of the upcoming implementation of the Corporate Law, relevant modifications will be made.
CHAPTER 7. SUPPLEMENTARY PROVISIONS ARTICLE 32. TERM OF OFFICE OF DIRECTORS Notwithstanding Article 17, paragraph 1 hereof, the term of office of those Directors who are in office before the close of the ordinary general meeting of	CHAPTER 8. SUPPLEMENTARY PROVISIONS [Deleted]	As there is no longer any director to whom current supplementary provisions apply, this supplementary provision will be deleted.

Current Articles of Incorporation	Amended Articles of Incorporation	Reasons for the Amendment
shareholders in respect of the first fiscal year ending any day after September 4, 2004 shall be two (2) years.		
ARTICLE 33. TERM OF OFFICE OF STATUTORY AUDITORS Notwithstanding Article 21, paragraph 1 hereof, the term of office of those Statutory Auditors who are in office before the close of the ordinary general meeting of shareholders in respect of the first fiscal year ending any day after May 1, 2002 shall be three (3) years.	[Deleted]	As there is no longer any statutory auditor to whom current supplementary provisions apply, this supplementary provision will be deleted.
[New Provision]	ARTICLE 38. ENFORCEMENT OF CORPORATE LAW The modification of these Articles of Incorporation shall become effective as of the date on which the Corporate Law (Law No. 86 of 2005) becomes effective.	In order to designate the date of effectiveness of the above modifications, this provision will be added.

*(*1) ~(*4) These provisions are amended in the Japanese version, which do not affect the English translation.*

Proposal No. 4: Election of 13 Directors

The terms of office of all 13 Directors will expire at the conclusion of this meeting. Accordingly, the election of the following 13 Directors is proposed.

The candidates for Director are as follows:

1. Mr. Tomoyuki Moriizumi Born: January 13, 1948

April 1970	Joined Sumitomo Corporation
January 1995	Chairman, Phoenixcor Inc.
October 1996	Representative Director and President, Jupiter Shop Channel Co., Ltd.
February 2000	Representative Director and President and Chief Executive Officer, Jupiter Programming Co., Ltd.
	Representative Director and President, Jupiter Satellite Broadcasting Co., Ltd.
April 2000	Corporate Officer, Sumitomo Corporation
January 2003	Joined Jupiter Telecommunications Co., Ltd.
March 2003	Representative Director and President and Chief Executive Officer, Jupiter Telecommunications Co., Ltd.

2. Mr. Gregory Armstrong Born: September 27, 1946

January 1971	Joined Viacom Cablevision of SF
August 1994	Senior Vice President of Cable Operations, Tele-Communications International, Inc.
January 1998	Managing Director, Latin America, Liberty Media International, Inc.
September 2000	Executive Vice President and Chief Operating Officer, On Command Corporation
January 2002	Representative Director and Executive Vice President and Chief Operating Officer, Jupiter Telecommunications Co., Ltd.

3. Mr. Mineo Fukuda Born: November 4, 1951

April 1975	Joined Recruit Co., Ltd.
June 1991	Director of Board, Recruit Co., Ltd.
June 1999	Executive Director of Board, Recruit Co., Ltd.
June 2001	Joined Kadokawa Shoten Publishing Co., Ltd. as an Executive Director
June 2002	Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
April 2003	Executive Director and Chief Operating Officer, Kadokawa Holdings Inc.
	Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
April 2005	Executive Director, Kadokawa Holdings Inc.
	Representative Director and President, Kadokawa Shoten Publishing Co., Ltd.
February 2006	Executive Director, Kadokawa Holdings Inc.

4. Mr. Akihiko Haruyama Born: September 12, 1955

April 1979	Joined ITOCHU Corporation
July 1990	Manager of Merchant Banking Group, Long-Term Credit Bank of Japan, Ltd.
April 1999	Director of Corporate Sales Division, NTT DoCoMo, Inc.
February 2001	Joined CASTY Inc.
January 2002	President and Chief Executive Officer, CASTY Inc.
November 2003	Chief Financial Officer, Jupiter Telecommunications Co., Ltd.

March 2004	Managing Director, Jupiter Telecommunications Co., Ltd.
January 2006	Chief Financial Officer and General Manager, Accounting & Finance Division

5. Mr. Michael Losier Born: May 17, 1957

January 1981	Joined United Cable Television
March 1995	Joined Tele-Communications International, Inc. VP, Marketing, Jupiter Telecommunications Co., Ltd.
July 1998	Joined AT&T Broadband as VP, Marketing Control Division
July 2000	Joined Liberty Media International, Inc. GM in charge of Digital Project, Jupiter Telecommunications Co., Ltd.
September 2004	Director, SVP, Marketing Jupiter Telecommunications Co., Ltd.

6. Mr. Shunzo Yamaguchi Born: September 4, 1946

April 1970	Joined Sumitomo Corporation
June 1994	Assistant Manager, CATV Business Dept.
November 1997	VP, Engineering, Jupiter Telecommunications Co., Ltd.
April 1998	VP, Network Engineering Dept.
December 2000	SVP, Engineering
October 2004	Director
January 2006	General Manager, Engineering Division and AIT Division

7. Mr. Toru Kato Born: February 12, 1964

April 1988	Joined Sumitomo Corporation
April 1995	Team Leader, Business Planning in Video Media Business Dept.
March 1997	Head of Business Planning Office, Jupiter Programming
April 2000	Corporate Officer and Head of Business Planning, Softbank Broad Media
September 2003	VP, Business Development Dept., Jupiter Telecommunications Co., Ltd.
April 2004	SVP, Business Development
March 2005	Director
November 2005	SVP, Service Strategy and VP, Product Development Dept.
January 2006	General Manager, Service Strategy Division

8. Mr. Shingo Yoshii Born: August 23, 1947

April 1971	Joined Sumitomo Corporation
October 1995	General Manager, Machinery & Electronics Dept. in Nagoya Office
April 2000	Corporate Officer, Deputy General Manager, Media Business Division General Manager, Planning & Coordination Dept., Media, Electronics & Information Business Group General Manager, Information & Telecommunications Business Dept. No. 1
April 2002	Corporate Officer, General Manager, Media Division General Manager, CATV & Satellite Dept
March 2003	Director, Jupiter Telecommunications Co., Ltd.
April 2003	Executive Officer, General Manager, Media Division General Manager, CATV & Satellite Dept., Sumitomo Corporation
October 2003	Executive Officer, General Manager, Media Division

	Sumitomo Corporation
April 2005	Managing Executive Officer, General Manager, Media, Electronics & Network Business Unit, Sumitomo Corporation
June 2005	Member of Board, Managing Executive Officer, Media, Electronics & Network Business Unit, Sumitomo Corporation

9. Mr. Seiichi Morimoto Born: January 4, 1957

April 1981	Joined Sumitomo Corporation
October 1998	Seconded to Sumisho Telemate from Media Business Division
April 2001	Seconded to SC ComTechs Co., Ltd. from Media Business Division
April 2003	Deputy General Manager, Cable TV Dept., Sumitomo Corporation
October 2003	General Manager, Cable TV Dept., Sumitomo Corporation

10. Mr. Daisuke Mikogami Born: July 7, 1959

April 1983	Joined Sumitomo Corporation
April 1999	Assistant Manager, Information & Electronics Dept.
April 2001	Director, SC Com Techs Co., Ltd.
April 2004	General Manager, Network Managing Business Dept., Sumisho Electronics Co., Ltd.
August 2005	General Manager, SSE Company Network Management Business Dept., Sumisho Computer Systems Corporation
November 2005	Deputy General Manager, Cable TV Dept., Sumitomo Corporation

11. Ms. Miranda Curtis Born: November 26, 1955

May 1992	Joined Tele-Communications International Inc.
January 1995	Director, Jupiter Telecommunications Co., Ltd.
September 1996	Executive Vice President, Tele-Communications International, Inc.
February 1999	President, Liberty Media International, Inc.
June 2004	Senior Vice President and President Asia Region, Liberty Media International, Inc.
June 2005	President, Liberty Global Japan, Liberty Global, Inc.

12. Mr. Graham Hollis Born: January 9, 1952

July 1994	Joined Tele-Communications International Inc.
May 1995	Executive Vice President & Chief Financial Officer, Tele-Communications International, Inc.
March 1998	Auditor, Jupiter Telecommunications Co., Ltd.
September 2000	Director, Jupiter Telecommunications Co., Ltd.
June 2004	Senior Vice President and Treasurer, Liberty Media International, Inc.
June 2005	Executive Vice President and Chief Operating Officer, Liberty Global Japan, Liberty Global, Inc.

13. Mr. Yasushige Nishimura Born: October 25, 1935

April 1959	Joined Sumitomo Corporation
January 1995	President, Jupiter Telecommunications Co., Ltd.
March 1998	Advisor, Jupiter Telecommunications Co., Ltd.

November 1998	Advisor in Japan, Liberty Media Corporation
September 2000	Director, Jupiter Telecommunications Co., Ltd.
February 2004	Representative Director, Mediatti Communications Co., Ltd.
June 2004	Advisor in Japan, Liberty Media International, Inc.
June 2005	Executive Advisor, Japan, Liberty Global Japan, Liberty Global, Inc.

Notes:

1. Shingo Yoshii, Seiichi Morimoto, Daisuke Mikogami, Miranda T. C. Curtis and Graham E. Hollis satisfy the required conditions for Outside Directors as stipulated in Article 188, Paragraph 2, Item 7-2, of the Commercial Code.

2. No conflict of interest exists between the Company and any of the other candidates for Director.

Proposal No. 5: Election of One Statutory Auditor

Following the resignation of Statutory Auditor Hitoshi Yoshimura, the election of one Statutory Auditor to fill the vacancy is proposed. The term of office of the Substitute Auditor expires at the expiration of office of the Statutory Auditor according to the Company rule. The Board of Statutory Auditors has previously given its approval to this proposal.

The candidate for Statutory Auditor is as follows:

Mr. Michael Erickson Born: April 9, 1966

September 1988	Joined KPMG LLP
September 1995	Director of Accounting & Finance, CareerTrack, Inc.
September 1996	Director of Finance, Liberty Media International, Inc.
December 1997	Vice President & Controller, Liberty Media International, Inc.
April 2001	Vice President, Investor Relations, Liberty Media Corporation
August 2005	Senior Vice President, Operations & Development, Liberty Global Japan, Liberty Global, Inc.

Notes:

1. *The candidate for Statutory Auditor, Michael Erickson, satisfies the required conditions for outside auditor as stipulated in Article 18, Paragraph 1, of the Law for Special Provisions for the Commercial Code concerning Audits, etc., of Corporations.*
2. *No conflict of interest exists between the Company and the candidate for Statutory Auditor.*

Proposal No. 7: Granting of Retirement Benefits to Retiring Director

It is proposed that retirement benefits be granted to Director Yukihiro Yoshida who will retire at the conclusion of the meeting, in appreciation of his meritorious service to the Company, in amounts within a reasonable range based on the specified standards of the Company.

It is also proposed that the decisions as to the specific amounts of money, timing and method of payment be entrusted to the Board of Directors.

The career of the retiring Director is summarized as follows:

Mr. Yukihiro Yoshida

September 2003 Executive Vice President

Proposal No. 7: Presentation of Retirement Benefits to Retiring Directors and Statutory Auditors for Termination Resulting from the Abolition of the Retirement Benefits System for Directors and Statutory Auditors

The Company has decided to abolish the retirement benefits system for Directors and Statutory Auditors at the conclusion of this ordinary general meeting of shareholders in accordance with a resolution at the Board of Directors meeting held on February 27, 2006, and the consultation of the Statutory Auditors.

To terminate the system, on the condition that Proposal No. 4 is approved as originally proposed, the Company proposes to present retirement benefits to six Directors to be reappointed and one Statutory Auditor in tenure of office according to their respective service periods until the conclusion of this meeting, in amounts within a reasonable range based on the specified standards of the Company.

It is also proposed that the timing of payment is when the respective Directors or Statutory Auditor retire and the decisions as to the specific amounts of money and method of payment be entrusted to the Board of Directors for the Directors and to the consultation of the Statutory Auditors for the Statutory Auditor.

The careers of the Directors and Statutory Auditor to whom these retirement benefits will be presented are as follows.

Mr. Tomoyuki Moriizumi

March 2003 President and Chief Executive Officer

Mr. Gregory Armstrong

January 2002 Executive Vice President and Chief Operating Officer

Mr. Akihiko Haruyama

March 2004 Managing Director

Mr. Michael Losier

September 2004 Director

Mr. Shunzo Yamaguchi

October 2004 Director

Mr. Toru Kato

March 2005 Director

Tsuguhito Aoki

March 2005 Statutory Auditor

Proposal No. 8: Issuance of the Stock Acquisition Rights as Stock-Compensation-Type Stock Options

It is proposed that the Company issue stock acquisition rights as stock-compensation-type stock options to Directors (limited to those who are engaged in the operation of the business), Statutory Auditors (excluding part-time Auditors) and executive officers or supervisory employees of the Company, appointed by the Board of Directors, in accordance with Article 280, Paragraph 20, and Article 280, Paragraph 21, of the Commercial Code, as described in the following:

1. Reason for issuing stock acquisition rights on especially favorable conditions
As the compensation for Directors, Statutory Auditors and executive officers or supervisory employees of the Company with central roles, the Company intends to issue stock acquisition rights as stock-compensation-type stock options, for the purpose of motivating and raising morale in order to achieve improved results, as well as increasing their awareness on stock prices and performance of the Company and sharing not only the advantages of higher share values but also the risks of lower share prices with shareholders, as the "Outline of the stock acquisition rights" below indicates. The compensation program will be provided without consideration to Directors, Statutory Auditors and executive officers or supervisory employees of the Company, who are appointed by the Board of Directors, and the holders are allowed to exercise his or her rights on the next day of the retirement of the position, and the payment required for one share is one (1) yen.

Note: As a result of a recent thorough review of its compensation plans for Directors and Statutory Auditors, the Company intends to abolish the conventional retirement benefits system for Directors and Statutory Auditors and, instead, issue stock acquisition rights as stock-compensation-type stock options without compensation, on the condition of obtaining approval of the Ordinary General Meeting of shareholders each year for the Directors and Statutory Auditors in tenure.

2. Outline of the stock acquisition rights

(1) Objects of allotment of stock acquisition rights
Directors of the Company (limited to those who are mainly engaged in the operation of the business), Statutory Auditors (excluding part-time Auditors) and executive officers or supervisory employees of the Company who are appointed by the Board of Directors.

(2) Class and number of shares to be issued or transferred upon exercise of the stock acquisition rights
Not exceeding 500 shares of the common stock of the Company.
In the event that the number of shares to be granted (defined below) is adjusted as described in (3) below, the aforementioned number will be the adjusted number of shares to be granted, multiplied by the total number of stock acquisition rights to be issued.

(3) Total number of stock acquisition rights to be issued
Not exceeding 500.
The number of shares to be issued or transferred upon exercise of each stock acquisition right (hereinafter "number of shares to be granted") shall be one (1).

However, in the event that the Company carries out a share split or a share consolidation of its common stock on and after the day when the stock acquisition rights are issued (hereinafter "the day of issuance"), the number of shares to be granted shall be adjusted proportionally according to the ratio of the share split or share consolidation. The resulting fractions of less than one share occurring upon such adjustment shall be discarded.

Number of stock after adjustment = Number of stock before adjustment × split/merger ratio

When unavoidable reasons that necessitate an adjustment of the number of shares to be granted may arise, such as if the Company carries out a merger (*kyushu-gappei* or *shinsetsu-gappei*), a de-merger (*shinsetsu-bunkatsu* or *kyushu-bunkatsu*), or the like, the number of

shares to be granted shall be adjusted within a reasonable range, taking into account the conditions of such merger, de-merger or the like.

(4) Issue price of the stock acquisition rights
Without consideration.

(5) Amount to be paid upon exercise of each stock acquisition right
The amount to be paid upon exercise of each stock acquisition right shall be one (1) yen per share to be issued or transferred upon exercise of each stock acquisition right, multiplied by the number of shares to be granted. (Please refer to "Reason for issuing stock acquisition rights on especially favorable conditions" above.)

(6) Exercisable period of the stock acquisition rights
It will be decided by the Company's Board of Directors within the period from April 1, 2006, to March 31, 2026.

(7) Other conditions for exercising the stock acquisition rights
① In the event that the holder of the stock acquisition rights loses his or her position as Director, Statutory Auditor, executive officer or supervisory employee, he or she can exercise his or her stock acquisition right during the period up to two years from the following day after the position was lost (hereinafter "starting date of exercising the right") within the exercisable period of the stock acquisition rights as stated above.
② Notwithstanding the above ①, when the reasons referred to in (a) or (b) below arise, the holder of the stock acquisition rights can exercise his or her right within the respective period prescribed.
(a) If the holder of stock acquisition rights does not see his or her starting date of exercising the right before March 31, 2026, he or she can exercise his or her right on April 1, 2026, or thereafter.
(b) In the event that a proposal for a merger agreement under which the Company shall be merged and a surviving company does not stipulate how to inherit the obligations related to the stock acquisition rights, or a *kabushiki-koukan* (share-for-share exchange) or a *kabushiki-iten* (share transfer) agreement under which the Company shall become a wholly owned subsidiary and a parent company does not stipulate how to inherit the obligations related to the stock acquisition rights is approved at an Ordinary General Meeting of Shareholders, the holder of stock acquisition rights can exercise his or her right during the period of 15 days from the day after such proposal is approved.
③ The holder of the rights cannot exercise a part of the stock acquisition rights.

(8) Cause and conditions for cancellation of the stock acquisition rights
The Company may cancel, without consideration, stock acquisition rights when the holder of the stock acquisition rights can no longer exercise such rights.

(9) Restrictions on transfer of the stock acquisition rights
Any transfer of the stock acquisition rights shall be subject to the approval of the Board of Directors.

3. Outline of Allotment of Stock Acquisition Rights
Stock acquisition rights are allotted upon conclusion of the "Stock Acquisition Rights Contract" between the Company and the person to be allotted such right. The Contract prescribes the conditions for allotting the stock acquisition rights that are regarded reasonable by the Company's Board of Directors in consideration of the purposes for issuing the rights.

The following is an unofficial English translation of the Reports for the 12th Fiscal Year of Jupiter Telecommunications Co., Ltd. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

President & CEO
Tomoyuki Moriizumi

Since our establishment in 1995, Jupiter Telecommunications Co., Ltd. (J:COM), has been committed to a management philosophy of helping our customers realize affluent lifestyles by offering the best video, voice and Internet services to meet customers' needs via advanced technology.

To realize our management philosophy, our group has a comprehensive "One-Stop Shop" offering of cable television, high-speed Internet and phone services via the J:COM Group's high-speed and high-capacity network. In March 2006, we became a grand slam (four-service) player by adding mobile phone service to our triple-play lineup of video, voice and Internet. Through these services, the J:COM Group has built a close, trusting relationship with our customers and local communities. We put forth every effort to develop this valuable asset and contribute significantly to our shareholders and society.

As a comprehensive media company that provides high-quality information and entertainment and serves as a local service provider, we will further enhance our content and services to meet the expectations of our stakeholders, including shareholders, customers and local communities, and seek new business development. Moreover, we will aim for the sustainable growth of our business.

We sincerely appreciate your understanding and support.

Business Report

January 1, 2005, to December 31, 2005

I. OVERVIEW OF OPERATIONS

(1) Business Progress and Results of the J:COM Group

Economic Environment Surrounding the J:COM Group's Businesses

The Japanese economy during the period under review continued to follow the recovery trend of the previous term, and in August the government and the Bank of Japan both declared that Japan's economy had emerged from a state of "temporary pause." Domestic demand including consumer spending has expanded steadily with the government affirming a fundamental trend of "moderate recovery." November's Consumer Price Index turned positive for the first time in two years and one month. Future investment trends and consumer behaviors are also expected to be positive and, according to forecasts, the timing to discontinue deflation will be explored during the next fiscal term.

In the financial markets, as the timing to lift the Bank of Japan's quantitative easing policy is being discussed, the stock market has picked up with the Nikkei Average, which hit a low in April, recovering to the 16,000 yen level at the end of the period under review. Meanwhile, in the media and telecommunications industry, while digital terrestrial broadcasting displays steady progress, telecommunications and broadcasting are moving toward integration at an accelerated pace, and significant changes are being observed in the competitive environment.

Business Progress and Results

In this business environment, the Company has worked to achieve growth as an overall group by providing business guidance to the 19 managed cable television system operators located in different geographic areas. During the period under review, to increase the number of subscribers and the average franchise revenue per customer per month (Average Revenue per User; hereinafter "ARPU"), the Company not only enhanced the competitive strengths of each of its three services (cable television, high-speed Internet access and telephony) but also conducted marketing activities adopting a strategy that offers customers more added value by providing multiple services in a package.

As a result, the number of subscribers to the three services at the Company's consolidated level (all subsidiaries excluding managed system operators, which are equity method affiliates) as of the end of the term increased by 202,300 households year over year to 1,684,900 for cable television service, by 155,600 households to 864,200 for high-speed Internet service and by 184,800 households to 911,300 for telephony service. (For the Company's managed system operators, the number of subscribers rose by 203,800 households year over year to 1,796,300 for cable television service, by 160,200 households to 911,800 for high-speed Internet service and by 197,400 households to 970,400 for telephony service.) Furthermore, the number of households subscribing to any of the three services increased by 258,000 households year over year to 2,002,800, and the bundling ratio, which indicates the number of services provided per household, improved from 1.67 at the end of December 2004 to 1.73 as of December 31, 2005. ARPU was 7,538 yen a 6% jump from the end of the previous term.

The status of specific efforts in each of the three services is as follows.

Cable Television (J:COM TV)

The J:COM Group (or "Group") began full-fledged marketing of the J:COM TV Digital service in April 2004. Subscribing households have grown steadily since the launch of the service, reaching 621 thousand households (37% of all cable television subscribing households) at the end of the fiscal year ended December 31, 2005. The Group provides this digital service at a monthly rate of 4,980 yen (including rental costs for the set-top box (*1) but before taxes), which is 1,000 yen more than the fee for its analog J:COM TV. Hence, promoting the shift to digital services contributes to an increase in ARPU. In addition to providing terrestrial digital and BS digital broadcasts, which include numerous high-definition programs, the J:COM TV Digital service, through its value-priced basic package, offers cable digital broadcasting that features select and highly attractive specialty channels. Since December 2005, high-definition channels exclusive to cable television operators (i.e., Discovery HD, FOXlife HD) have been added to the basic package via the use of a nationwide optical transmission network of Japan Digital Serve Corp.

The basic package also includes an electronic programming guide (EPG) that displays weekly program information on the television screen, multiple premium channels for subscription on a monthly basis and a pay-per-view (PPV) service where subscribers pay only for those programs watched. Furthermore, starting July 1, 2005, the Group began offering, through all of its managed system operators, a video-on-demand (VOD) service (J:COM On Demand), which enables viewers to select and watch programs whenever they wish. The VOD service is one example of an interactive digital service that maximizes the Company's broadband network and which satellite TV operators are not capable of offering.

*(*1) A set-top box is a tuner for receiving cable television programming.*

High-Speed Internet access (J:COM NET)

Through the Internet service providers (ISPs) @NetHome Co., Ltd., and Kansai Multimedia Service Co., Ltd., the J:COM Group provides high-speed Internet access at delivery speeds of primarily 30 Mbps and 8 Mbps for monthly charges (before taxes) of 5,500 yen and 4,980 yen, respectively. In addition, in response to customers' needs for even faster Internet access, in August 2005, the Group introduced the "J:COM NET Hikari" service for multiple dwelling units (MDUs). This service, where optical-fiber cables are drawn into the MDUs to establish a connection with a fiber network preinstalled within buildings, offers ultrahigh-speed Internet access up to 100 Mbps.

The Group has continually endeavored to expand and broaden the basic services of J:COM NET in an effort to satisfy customers, many of whom are family users. The basic Internet package currently allows up to five e-mail accounts at no additional charge. It also offers a wide array of security services, mail and Web virus scanning, parental control software (*2) and spam mail filters. As an optional service, cable-free home networking using a modem with integrated wireless LAN capability is also available at a monthly charge of 500 yen (before taxes).

*(*2) Parental control software is installed in the user's PC and communicates with central servers to block undesirable sites according to a specified level. Users can also configure the software to block specific sites or those that contain certain keywords.*

Telephony service (J:COM PHONE)

Until now the J:COM Group has offered a circuit switched-based, primary fixed-line telephony service comparable in quality to the fixed telephone services of Nippon Telegraph and Telephone East Corp. and Nippon Telegraph and Telephone West Corp.. In 2005, the Group newly introduced an IP-based, fixed-line telephony service of the same quality and features through its managed system operators and now franchises those telephone services. Distinct from the optional IP telephony services (050 prefix) that are offered by some ISPs, these IP telephony services, which were launched by J:COM Sapporo Co., Ltd., in April 2005, the Minami-Osaka franchise of J:COM

Kansai Co., Ltd., in October 2005 and Chofu Cable Inc. in November 2005, are high-quality, primary IP telephony services featuring number portability (*3) and the ability to place emergency calls (110, 118 and 119).

*(*3) Number portability is a service that enables the user to keep the original telephone number even when switching contracts.*

As a result of the above business activities, consolidated revenue for the term under review increased 14% to 183,144 million yen and consolidated net income rose 79% to 19,333 million yen.

Capital Expenditures

Total capital expenditures by the J:COM Group during the term under review were 54,277 million yen.

Facilities-related capital investments for the fiscal year comprised primarily trunk-line extension construction, trunk-line upgrade construction to support telephone services and other construction associated with head-end facilities (e.g., transmission equipment), switching equipment and host digital terminals (*4) for the telephone business, and construction pertaining to subscriber facilities.

The trunk line was expanded by approximately 5,500 kilometers as a result of the construction implemented in different areas of J-COM Kansai Co., Ltd., and other areas of operation including those of J-COM Sapporo Co., Ltd., and J-COM Kita-Kyushu Co., Ltd., and also due to the inclusion of the service areas of newly acquired subsidiaries during the term. The combined length for all consolidated subsidiaries reached approximately 38,000 kilometers as of the end of December 2005.

As a result, the total number of households capable of subscribing to cable TV services offered by the Group's consolidated operating subsidiaries ("homes passed") increased by 1,009 thousand year over year to 7,297 thousand as of the end of December 2005. The number of homes passed for high-speed Internet service rose to 7,288 thousand (an increase of 1,012 thousand year over year), whereas the number of homes passed for telephony service reached 6,624 thousands, (an increase of 825,000 year over year).

Capital investment in head-end facilities amounted to 2.5 billion yen.

In terms of construction associated with service subscriptions and the cable draw-in to MDUs, the Group invested approximately 13.7 billion yen. Concerning telephony service, J-COM Sapporo Co., Ltd., Chofu Cable Inc. and the Minami Osaka franchise of J-COM Kansai Co., Ltd., commenced new services, requiring investment in subscriber devices such as EMTA's (*6) that supports VoIP (*5) systems. The Group invested approximately 3.6 billion yen in these subscriber devices and approximately 1.1 billion yen in other telephone facilities.

*(*4) Host digital terminals are network line concentrators established inside systems to provide telephony service.*

*(*5) Voice over Internet Protocol (VoIP) is a method of transmitting voice on IP.*

*(*6) Embedded Media Terminal Adaptor is a terminal adaptor for telephony service with cable modem.*

Financing

During the period under review, the Company conducted an IPO (listing on JASDAQ) in March and received approximately 83 billion yen in proceeds from the new stock issue, of which 50 billion yen was used to repay a subordinated syndicated loan from December 2004. The Company additionally issued new shares in April, receiving funds amounting to approximately 8.7 billion yen. Of the paid-in funds, a sum amounting to half of the issue value was credited to capital and the remainder was placed in capital reserve. In addition, with the new stock issuance associated with the exercise of stock options, the Company's capital at the fiscal year-end increased 36.4 billion yen to approximately 114.5 billion yen compared with the pre-IPO capitalization of approximately 78.1 billion yen.

Furthermore, in December, the Company signed an agreement for 155 billion yen worth of syndicated loans through lead arrangers The Bank of Tokyo-Mitsubishi, Ltd. (*7), Mizuho Corporate Bank, Ltd., and Sumitomo Mitsui Banking Corporation, and repaid in full outstanding loans from the previous syndicated loan executed in December 2004. Compared to the previous syndicated loan, the new syndicated loan has improved interest rate terms enabling a considerable reduction in financing costs. At the same time, restrictions pertaining to acquisitions, new borrowings, etc., have been significantly alleviated, allowing the Company to more proactively develop its businesses. Under the previous syndicated loan, the Company's wholly owned consolidated subsidiary, J:COM Finance Co., Ltd., received the borrowings from the bank syndicate, whereas under the new loan the Company will borrow directly from the syndicate.

*(*7) The entity was renamed The Bank of Tokyo-Mitsubishi UFJ, Ltd., as a result of operational integration effective from January 1, 2006.*

(2) Issues to Be Dealt with by the J:COM Group

In Japan's cable television, high-speed Internet and telephony service markets, the rivalry among existing competitors and industry newcomers will likely intensify in light of a series of measures for regulatory easing introduced in recent years, and given the strategic acquisitions, alliances and establishment of cooperative relations among the operators.

Under such circumstances, the J:COM Group provides three one-stop shopping services—cable television (J:COM TV), high-speed Internet access (J:COM NET) and telephony service (J:COM PHONE)— via its broadband (high-speed, high-capacity) network. In the spring of 2006, the Group will add a mobile communications service (J:COM MOBILE) to its product lineup and will evolve from a "triple-play" provider (cable, Internet, telephone) into a "grand slam" provider of four services.

Furthermore, the Group intends to pursue economies of scale (expanding volume) while also enhancing the attractiveness of its services (increasing value). In terms of volume strategy, the Group endeavors to increase subscriber numbers in existing markets by strengthening its sales and marketing capabilities, actively marketing to households that currently receive retransmission services, expanding the customer base by exploiting the increasing visibility of the digital service, shifting from analog to digital terrestrial broadcasting and promoting business based on a strong local presence. In addition, the Group will promote other measures to expand existing market areas, including extending its network, forming strategic alliances with other geographically proximate cable television companies and so forth, or acquiring them, and providing services to other cable television companies.

In terms of its value extension strategy, the Group will endeavor to increase the number of services provided per subscribing household (bundling ratio) through bundled transactions and to improve ARPU by enhancing the added value of existing services.

As a leading company in the broadcasting and telecommunications industries, the Group intends to attain further trust from and ensure the satisfaction of stakeholders including shareholders by implementing the aforementioned measures, and thereby enhancing the Group's corporate value.

The shareholders' understanding and assistance are highly appreciated.

(3) Changes in Operating Results and the State of Assets

1. U.S. GAAP Consolidated basis

(Unit: Yen in Millions , except Net Income per Share)

	9th Term (December 2002)	10th Term (December 2003)	11th Term (December 2004)	12th Term (December 2005)
Revenue	116,631	143,159	161,346	183,144
Operating Income (Loss)	(3,683)	13,202	22,592	24,475
Income (Loss) before Income Taxes	(7,286)	5,561	12,680	16,748
Net Income (Loss)	(7,543)	5,351	10,821	19,333
Net Income (Loss) per Share (Yen)	(1,917.17)	1,214.25	2,221.47	3,178.95
Shareholders' Equity	59,734	96,769	138,370	251,445
Total Assets	414,761	421,877	439,291	516,457

(Note) 1. The consolidated financial statements have been prepared based on the accounting principles generally accepted in the United States of America (U.S. GAAP).

2. The results for the 12th Term are as indicated in the aforementioned section "(1) Business Progress and Results of the J:COM Group."

2. Non-consolidated basis (Parent company only—Japanese GAAP)

(Unit: Yen in Millions, except Net Income per Share)

	9th Term (December 2002)	10th Term (December 2003)	11th Term (December 2004)	12th Term (December 2005)
Sales	57,059	52,965	64,060	75,002
Ordinary Income	253	1,167	1,485	2,109
Net Income (Loss)	129	1,112	(1,570)	(2,141)
Net Income (Loss) per Share (Yen)	32.82	252.27	(322.36)	(352.11)
Paid-in Capital	47,003	63,133	78,133	114,481
Shareholders' Equity	33,074	66,446	94,876	185,332
Total Assets	272,160	229,743	155,914	320,208

(Note) 1. The increase in ordinary income during the 10th term can be primarily attributed to the 8.6% and 8.5% year-over-year decreases in Cost of Sales and SG&A expenses, respectively.

2. The increase in shareholders' equity during the 10th term can be primarily attributed to the conversion of long-term subordinated loans from Liberty Media International Inc. and Sumitomo Corporation into common stock.

3. A net loss was reported for the 11th term primarily due to the posting of an extraordinary loss associated with the one-time write-off of loan fees.

4. "Accounting Standards for Calculating Net Income per Share" (Accounting Standards Board of Japan; Statement No. 2) and the "Application Guideline pertaining to Accounting Standards for Calculating Net Income per Share" (Accounting Standards Board of Japan; Guidance No. 4) have been adopted since the 10th term.

U.S.GAAP Consolidated Basis


Revenue
200,000
150,000
100,000
50,000
0
116,631
143,159
161,346
183,144
9th Term
10th Term
11th Term
12th Term


Operating Income
25,000
20,000
15,000
10,000
5,000
0
△ 5,000
△ 3,683
13,202
22,592
24,475
9th Term
10th Term
11th Term
12th Term


Net Income
20,000
15,000
10,000
5,000
0
△ 5,000
△ 10,000
△ 7,543
5,351
10,821
19,333
9th Term
10th Term
11th Term
12th Term


Net Income Per Share (Yen)
4,000
3,000
2,000
1,000
0
△ 1,000
△ 2,000
△ 1,917.17
1,214.25
2,221.47
3,178.95
9th Term
10th Term
11th Term
12th Term


Total Assets
600,000
500,000
400,000
300,000
200,000
100,000
0
414,761
421,877
439,291
516,457
9th Term
10th Term
11th Term
12th Term


Shareholders' Equity
300,000
250,000
200,000
150,000
100,000
50,000
0
59,734
96,769
138,370
251,445
9th Term
10th Term
11th Term
12th Term

II. OVERVIEW OF THE J:COM GROUP (as of December 31, 2005)

(1) Principal Businesses

Cable television broadcasting and telecommunication businesses

(2) Principal Offices

Head Office	Tokyo
J:COM Kanto Co., Ltd.	Tokyo
J:COM Tokyo Co., Ltd.	Tokyo
J:COM Kansai Co., Ltd.	Osaka

(3) Shares

1. Total number of shares authorized for issuance:

   Ordinary shares 15,000,000 shares
   Preferred shares 5,000,000 shares

2. Total number of shares issued:

   Ordinary shares 6,363,840.74 shares

3. Number of shares issued during the term under review:

   Ordinary shares 1,217,766 shares

(Note) 1. On March 22, 2005, the number of shares increased by 1,091,500 as a result of a capital increase through a public offering and overseas placement in association with the JASDAQ listing.
2. On April 20, 2005, the number of shares increased by 114,608 as a result of the execution of the Greenshoe Option granted to Nikko Citigroup Limited.
3. The number of shares increased by 11,658 in the period between March 23 and December 31, 2005, as a result of the execution of stock options.

4. Number of shareholders 19,447 persons

5. Major shareholders:

Name of Shareholder	Beneficiary Interest in the Company		Investments from the Company	
	Number of Shares	Voting Rights (%)	Number of Shares	Investment Ratio (%)
LMGI/Sumisho Super Media, LLC.	3,987,238.00	62.65	—	—
State Street Bank and Trust Company	364,731.00	5.73	—	—
State Street Bank and Trust Company 505025	204,718.00	3.22	—	—
Goldman Sachs International	187,062.00	2.94	—	—
Deutsche Bank AG London–BB (Firm Account) 614	121,957.00	1.92	—	—
Investors Bank and Trust Company	112,584.00	1.77	—	—
The Master Trust Bank of Japan, Ltd.	96,981.00	1.52	—	—
Microsoft Holdings V, Inc.	92,652.06	1.46	—	—
Mitsui & Co., Ltd.	78,694.00	1.24	—	—
Matsushita Electric Industrial Co., Ltd.	78,694.00	1.24	—	—

(Note) The status of major shareholders is based on the list of shareholders as of the end of this fiscal term (December 31, 2005). On October 14, 2005, Artisan Partners Limited Partnership submitted a report of acquisition of 323,316 shares (5.08% of the voting rights) to Kanto Financial Bureau. However, because we were not able to confirm the actual number of shares as of the end of this term, we have not included Artisan Partners Limited Partnership in "Major Shareholders" above.

6. Acquisition, disposal and ownership of treasury stocks

1)	Treasury stocks held as of the end of previous fiscal term	0.68 ordinary shares
2)	Treasury stocks acquired during the current term	None
3)	Treasury stocks held as of the end of the current term	0.68 ordinary shares

(4) Stock Acquisition Rights

1. Stock acquisition rights issued

1) Rights Issued on September 11, 2002

Dates of approval: June 18, 2002—Board of Directors resolution
July 8, 2002—Extraordinary Shareholders Meeting resolution

Number of rights issued: 4,391 units

Type and number of shares to be granted via the subject rights:
26,346 ordinary shares (6 shares per unit)

Issue price: Free

2) Rights Issued on December 11, 2004-2003

Dates of approval: Sept. 18, 2003—Board of Directors resolution
Oct. 3, 2003—Extraordinary Shareholders Meeting resolution

Number of rights issued: 6,209 units

Type and number of shares to be granted via the subject rights:
37,254 ordinary shares (6 shares per unit)

Issue price: Free

3) Rights Issued on August 16, 2004

Dates of approval: June 24, 2004—Board of Directors resolution
July 9, 2004—Extraordinary Shareholders Meeting resolution

Number of rights issued: 3,788 units

Type and number of shares to be granted via the subject rights:
22,728 ordinary shares (6 shares per unit)

Issue price: Free

2. Stock acquisitions rights issued to parties other than shareholders during the current term and under particularly favorable conditions

None to note.

(5) Employees

1. Consolidated basis

Number of Permanent Employees	Number of Contract Employees	Number of Temporary Employees	Total
2,685	2,113	1,986	6,784

(Note) 1. Figures are the sum of the number of employees of the consolidated subsidiaries under U.S. GAAP.
2. The increase in the number of employees during the consolidated fiscal period under review can be primarily attributed to the employment of new college graduates and the increase in the number of consolidated entities.

2. Non-consolidated basis

Number of Permanent Employees	Number of Contract Employees	Number of Temporary Employees	Total	Average Age	Average Length of Service
620	529	393	1,542	35.5	5.6 years

(Note) 1. Figures indicate the number of employees including those seconded from outside the Company and excluding those seconded to affiliated companies.
2. The increase in the number of employees during the fiscal period under review can be primarily attributed to the employment of new college graduates and the consolidation of the customer center.
3. The average age and average length of service are calculated based on the data as of month-end December 2005 on permanent employees including those seconded to affiliated companies but excluding secondees from outside the Company.

(6) Principal Lenders

Lenders	Loan Balance (Yen in Millions)	Company Shares Held by the Lenders	
		Number of Shares	Investment Ratio (%)
Development Bank of Japan	49,383	—	—
Sumitomo Mitsui Banking Corporation	28,467	—	—
The Bank of Tokyo Mitsubishi, Ltd. (*2)	27,273	—	—
Mizuho Corporate Bank, Ltd.	27,273	—	—
The Sumitomo Trust and Banking Co., Ltd.	4,943	—	—
The Norinchukin Bank	4,943	—	—

*(*1) The above borrowings are primarily based on the syndicate loan agreement entered into with primarily eight financial institutions.*
*(*2) The entity was renamed The Bank of Tokyo-Mitsubishi UFJ, Ltd., as a result of operational integration effective from January 1, 2006.*

(7) Overview of Consolidation

1. Relationship with the parent company

LMI/Sumisho Super Media, LLC (hereinafter "Super Media"), the Company's direct parent entity that owns 62.65% of the voting rights, is a joint holding company established by Liberty Global Inc. and Sumitomo Corporation. The stock holding ratios of Liberty Global Inc. and Sumitomo Corporation in Super Media are 58.66% and 41.34%, respectively. On

Super Media's operating committee (which has one member assigned from each shareholder), with regard to decisions to be made by the committee, Liberty Global Inc. holds the deciding vote for those items that cannot be agreed on by both shareholders. For this reason, it can be said that as of December 31, 2005, Liberty Global Inc. effectively controls 100% of the voting rights of Super Media.

As Sumitomo Corporation indirectly owns 25.90% of the Company's shares via Super Media, the Company is effectively an affiliate of Sumitomo Corporation accounted for by the equity method.

2. Principal subsidiaries and affiliates

Name	Paid-in Capital (Yen in Millions)	Voting Rights Held (%)	Primary Line of Business
Principal Subsidiaries			
J-COM Kanto Co., Ltd.	50,238	100.00	Cable TV broadcasting
J-COM Tokyo Co., Ltd.	17,801	80.24	Same as above
J-COM Kansai Co., Ltd.	15,500	84.08	Same as above
J-COM Sapporo Co., Ltd.	8,800	85.85 (85.85)	Same as above
@ NetHome Co., Ltd.	7,800	100.00	Internet provider
J-COM Shonan Co., Ltd.	5,771	79.49	Cable TV broadcasting
J-COM Kita-Kyushu Co., Ltd.	4,987	84.29	Same as above
J-COM Chiba Co., Ltd.	3,395	73.18	Same as above
Cable Television Kobe Co., Ltd.	3,000	65.13	Same as above
Media Saitama Co., Ltd.	2,993	91.09	Same as above
Cable Net Kobe Ashiya Co., Ltd.	2,900	52.62	Same as above
Cable Vision 21 Inc.	2,766	97.95	Same as above
J-COM Gunma Co., Ltd.	2,752	99.95	Same as above
Chofu Cable Inc.	2,525	92.09	Same as above
Hokusetsu Cable Net Co., Ltd.	2,000	55.00	Same as above
Urawa Cable Television Network Co., Ltd.	1,600	80.49	Same as above
Tsuchiura Cable Television Co., Ltd.	1,500	70.33	Same as above
Odakyu Telecommunication Services Co., Ltd. *(Note 4)*	1,000	100.00	Same as above
J-COM Technologies Co., Ltd.	490	100.00	Installation/construction work associated with cable TV broadcasting and telecommunication businesses
J-COM Finance Co., Ltd.	3	100.00	Financial services
Principal Affiliates			
Japan Digital Serve Corp. *	2,250	21.32	Digital broadcast signal transmission business
Fukuoka Cable Network Co., Ltd. *	2,000	45.00	Cable TV broadcasting
Kansai Multimedia Services Co., Ltd. *	2,000	25.75	Internet provider
Jupiter VOD Co., Ltd. *	1,140	50.00	VOD service
Cable Net Shimonoseki Co., Ltd. *	1,000	50.00	Cable TV broadcasting
Green City Cable Television Co., Ltd. *	1,000	20.00	Same as above
KADOKAWA-J:COM Media Co., Ltd. *	100	50.00	Advertising business via free information magazines

(Notes) 1. Figures for paid-in capital are rounded down to the nearest million yen.
2. Entities marked with asterisks (*) are affiliated companies accounted for by the equity method.
3. The figure in parentheses in the "Voting Rights Held" column indicates the indirect ownership portion.
4. Odakyu Telecommunication Services Co., Ltd., changed its trade name to J:COM Setamachi effective January 1, 2006.

3. Course of Business Consolidation

1) In February 2005, the Company acquired shares of Chofu Cable Inc., making the entity a consolidated subsidiary.

2) In July 2005, the Company acquired additional shares of Japan Digital Serve Corp. making it an affiliated company accounted for by the equity method with the objective of strengthening its cable television business and promote partnerships among cable TV operators across broad geographical areas.

3) In September 2005, the Company acquired all shares of Odakyu Telecommunication Services Co., Ltd. (for which the trade name changed to J:COM Setamachi effective January 1, 2006), which operated a cable television business in the areas served by the railway line of the Odakyu Electric Railway Co., Ltd., making the entity a wholly owned consolidated subsidiary.

4) In November 2005, the Company, for the purpose of reinforcing area marketing, acquired shares of Kadokawa J:COM Media Co., Ltd., which plans, produces and distributes free information magazines and operates an advertising business via such magazines. The entity became an affiliated company accounted for by the equity method.

5) In November 2005, the Company acquired shares of Cable Television Kobe Co., Ltd., through a third-party allocation, making the entity, previously an equity-method affiliate, a consolidated subsidiary.

4. Results of Business Consolidation

There were 20 consolidated subsidiaries and 7 affiliates accounted for by the equity-method at the end of the term under review. On a consolidated basis, revenues for the term increased by ¥21,797 million, or 14%, to ¥183,144 million from the previous year result of ¥161,346 million, income before income taxes, and other items increased by ¥4,566 million, or 36%, to ¥17,094 million from the previous ¥12,528 million, and net income increased by ¥8,512 million, or 79%, to ¥19,333 million from the previous ¥10,821 million.

(8) Directors and Statutory Auditors

Title	Name	Area of Responsibility/Principal Post
Representative Director & President	Tomoyuki Moriizumi	Chief Executive Officer
Representative Director & Executive Vice President	Gregory Armstrong	Chief Operating Officer
Executive Vice President	Yukihiro Yoshida	Corporate Planning & Administration
Managing Director	Akihiko Haruyama	Chief Financial Officer
Director	Mike Losier	SVP, Marketing
Director	Shunzo Yamaguchi	SVP, Engineering
Director	Toru Kato	SVP, Service Strategy and Product Development Dept.
Director (part-time)	Shingo Yoshii	Member of the Board; Managing Executive Officer, Media, Electronics & Network Business Unit, SUMITOMO CORPORATION
Director (part-time)	Shigeru Ohashi	Corporate Officer; General Manager, Media Division, SUMITOMO CORPORATION
Director (part-time)	Seiichi Morimoto	General Manager, Cable TV Dept., SUMITOMO CORPORATION
Director (part-time)	Miranda Curtis	President, Liberty Global Japan, LIBERTY GLOBAL, INC.
Director (part-time)	Graham Hollis	Executive Vice President and COO, Liberty Global Japan, LIBERTY GLOBAL, INC.
Director (part-time)	Yasushige Nishimura	Executive Adviser, Japan, Liberty Global Japan, LIBERTY GLOBAL, INC. Representative Director, MEDIATTI COMMUNICATIONS
Statutory Auditor	Tsuguhito Aoki	
Statutory Auditor (part-time)	Masatoshi Hayashi	Corporate Officer; General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit, SUMITOMO CORPORATION
Statutory Auditor (part-time)	John Sandoval	Vice President, Finance, Liberty Global Japan, LIBERTY GLOBAL, INC.

(Notes) 1. *Changes in the members of the boards of directors and statutory auditors during the term under review were as follows.*

- *Effective March 30, 2005, Directors Yasufumi Hirayama, Tsugutoshi Aoki, Mark Brown and Sanjay Chheda resigned and Toru Kato, Shigeru Ohashi and Seiichi Morimoto were newly appointed as directors. In addition, Statutory Auditor Ikuo Matsumoto resigned and Tsugutoshi Aoki and Hitoshi Yoshimura were newly appointed as auditors.*
- *Effective Oct. 31, 2005, Statutory Auditor Hitoshi Yoshimura resigned.*

2. *Directors Miranda Curtis, Graham Hollis, Shingo Yoshii, Shigeru Ohashi and Seiichi Morimoto are external directors as prescribed by Article 188, Clause 2-7-2, of the Commercial Code.*
3. *Statutory Auditor Masatoshi Hayashi is an external auditor as prescribed by Article 18-1 of the "Law for Special Provisions for Commercial Code Concerning Audits, etc., of Corporations."*

(9) Compensation Paid to Directors and Statutory Auditors and the Sum of Other Monetary Benefits Offered in Consideration of the Execution of Duty

Items	Director		Statutory Auditor		Total		Remarks
	Number of Persons Paid	Amount Paid (Yen in Millions)	Number of Persons Paid	Amount Paid (Yen in Millions)	Number of Persons Paid	Amount Paid (Yen in Millions)	
Compensation paid based on the Articles of Incorporation or upon resolution at the General Shareholders Meeting	8	413	2	22	10	435	
Retirement benefits paid upon resolution at the General Shareholders Meeting	1	9	1	3	2	12	
Total		422		25		447	

(Note) 1. As per Article 269, Clause 1-1, of the Commercial Code, the maximum compensation (annual) for directors has been fixed at 800 million yen based on a resolution at the 5th Annual Shareholders Meeting. As per Article 279, Clause 1, of the Commercial Code, Tthe maximum compensation (annual) for auditors has been fixed at 100 million yen based on a resolution at the 5th Annual Shareholders Meeting.

2. The above compensation figures include the "employee compensations" for directors holding employee responsibilities.

3. As of December 31, 2005, there were 13 directors and 3 statutory auditors.

(10) Compensation for External Auditors

1. Total compensation to be paid to external auditors by the Company and its subsidiaries — 171 million yen
2. Of Item 1 above, the sum to paid in exchange of the service (certification of audit) as defined in Article 2, Clause 1, of the Certified Public Accountant Law — 114 million yen
3. Of Item 2 above, the sum to be paid by the Company as external auditor compensation — 58 million yen

(Note) In the contract between the Company and the external auditor (auditing firm), a distinction is not made between the compensation for auditing based on the Law for Special Provisions for the Commercial Code and that for auditing based on the Securities Exchange Law, nor is such distinction effectively possible. As such, the figure in Item 3 above is the total amount for such compensation.

III. SIGNIFICANT SUBSEQUENT EVENTS

On January 6, 2006, the Company acquired shares of Kansai Multimedia Services Co., Ltd. (KMS), from Kansai Electric Power Group, and Sumitomo Corporation and other shareholders. As a result, ownership in KMS increased from 25.75% to 64.00%, thereby making the entity a consolidated subsidiary of the Company.

(1) Objective of the Share Acquisition

KMS is a cable Internet service provider that offers high-speed Internet service in the Kansai region in cooperation with the J:COM Group's managed system operators. By making KMS a consolidated subsidiary, the Group intends to achieve synergies by strengthening the cooperative platform for content development, backbone procurement and new business efforts jointly with @NetHome Co., Ltd., a consolidated subsidiary of the Company and a cable Internet service provider in an area other than the Kansai region, and to thereby provide better services.

(2) Profile of Kansai Multimedia Service

Date Founded	April 23, 1998
Representative	Tetsuo Imagawa (Representative Director and President)
Headquarters	Kita-ku, Osaka City
Paid-in Capital	¥2,000 million
Business Description	Telecommunications business as prescribed by the Telecommunication Business Law; development, manufacturing, sales, maintenance and leasing of telecommunications equipment
Acquisition Price	¥2,275 million
Date of Acquisition	January 6, 2006

Note: With regard to the monetary figures in this business report, the fractional portions below their respective designated units are rounded up.

JUPITER TELECOMMUNICATIONS CO., LTD., AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)

As of December 31, 2005

(Yen in Millions)

(Assets)		(Liabilities)	
Current assets:		Current liabilities:	
Cash and cash equivalents	35,283	Short-term loans	2,000
Accounts receivable	10,754	Long-term debt—current portion	11,508
Allowance for doubtful accounts	(285)	Capital lease obligations—current portion	
Prepaid expenses and other current assets	13,454	Related parties	9,253
Total current assets	59,206	Other	1,299
		Accounts payable	19,855
		Accrued expenses and other liabilities	10,236
		Total current liabilities	54,151
Investments:		Long-term debt, less current portion	133,096
Investments in affiliates	5,155	Capital lease obligations, less current portion:	
Investments in other securities, at cost	2,890	Related parties	25,292
Total investments	8,045	Other	2,679
Property and equipment, at cost:		Differed revenue	44,346
Land	1,796	Severance and retirement allowance	94
Distribution system and equipment	395,738	Redeemable preferred stock of consolidated subsidiary	500
Support equipment and buildings	28,246	Other liabilities	1,564
	425,780	Total liabilities	261,722
Less accumulated depreciation	(144,080)		
Total property and equipment	281,700	Minority interests	3,290
		(Shareholders' equity)	
		Ordinary shares no par value	114,481
		(Authorized: 15,000,000 shares)	
Other assets:		(Issued and outstanding: 6,363,840.74 shares)	
Goodwill, net	150,030	Additional paid in capital	195,219
Other	17,476	Retained earnings	(58,353)
Total other assets	167,506	Other comprehensive income (loss)—cumulative	98
		Treasury stock	(0)
		Total shareholders' equity	251,445
Total assets	516,457	Total liabilities and shareholders' equity	516,457

The "Notes to Annual Consolidated Financial Statements" are an integral part of the above financial report.

JUPITER TELECOMMUNICATIONS CO., LTD., AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. GAAP)

12 months ended December 31, 2005

(Yen in Millions, except per Share Data)

Revenue:	
Subscription fees	163,378
Other	19,766
	183,144
Operating costs and expenses	
Operating and programming costs	76,133
Selling, general and administrative expenses	36,988
Stock compensation	2,210
Depreciation and amortization	43,338
	158,669
Operating income	24,475
Other income (expenses):	
Interest expense, net:	
Related parties	(988)
Other	(6,715)
Other income, net	322
Income before income taxes and other items	17,094
Equity in earnings of affiliates (inclusive of stock compensation expense of ¥6 million in 2005)	651
Minority interest in net income of consolidated subsidiaries	(997)
Income before income taxes	16,748
Income taxes	3,071
Income before cumulative effect of accounting change	19,819
Cumulative effect of accounting change	(486)
Net income	19,333
Per share data	
Per share income before the cumulative effect of accounting change—basic	¥3,258.96
Per share income before the cumulative effect of accounting change—diluted	¥3,248.57
Per share cumulative effect of accounting change—basic	(¥80.02)
Per share cumulative effect of accounting change—diluted	(¥79.76)
Net income per share—basic	¥3,178.95
Net income per share—diluted	¥3,168.81
Weighted average number of ordinary shares outstanding—basic	6,081,511 shares
Weighted average number of ordinary shares outstanding—diluted	6,100,971 shares

The "Notes to Annual Consolidated Financial Statements" are an integral part of the above financial report.

Notes to Annual Consolidated Financial Statements

1. Scope of consolidation
   (1) Number of consolidated subsidiaries: 20
   (2) The names of the Company's consolidated subsidiaries are shown in "II. Overview of the J:COM Group (as of December 31, 2005), (7) Overview of Consolidation, 2. Principal subsidiaries and affiliates."

2. Scope of application of equity method
   (1) Number of equity method affiliates: 7
   (2) The names of these affiliates are shown in "II. Overview of the J:COM Group (as of December 31, 2005), (7) Overview of Consolidation, 2. Principal subsidiaries and affiliates."

3. Fiscal year-end of consolidated subsidiaries
   The fiscal year-end for all consolidated subsidiaries is the same as the consolidated closing date.

4. Significant accounting policies
   (1) Accounting standards used to prepare the consolidated financial statements
   The Company prepares its annual consolidated financial statements using the terminology, forms and methods of preparation required under accounting principles generally accepted in the United States of America, as stipulated by the Enforcement Regulations of Article 179, Section 1, of the Commercial Code. However, certain descriptions and notes required under the aforementioned accounting principles as per the subject enforcement regulations of Article 179, Section 1, are partially omitted.
   (2) Securities valuation standards and valuation methods
   To value its securities, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Investments in affiliates (excluding loans)	Equity method
Investments in other securities	Cost method

   When investments in affiliates and non-marketable securities decline in value, the Company considers the possibility of recognizing impairment losses provided such declines are deemed to be more than temporary.

   (3) Valuation standards and valuation methods for derivatives
   The Company accounts for derivatives based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Specified Derivative Instruments and Specified Hedging Activities—Amendment to SFAS No. 133" (Amended SFAS No. 133). Amended SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value as assets or liabilities.
   - Derivative instruments designated and effective as a fair value hedge:
     Changes in the fair value of derivative instruments and of the assets or liabilities being hedged are recognized as periodic income/loss.
   - Derivative instruments designated as a cash flow hedge—regarding the effective portion of a hedge:
     Until income/losses on the assets or liabilities being hedged are recognized on the income statement, they must be recognized as other comprehensive income/loss.
   - Derivative instruments designated as a cash flow hedge—regarding the ineffective portion of a hedge:
     Recognized as periodic income/loss
   - Derivative instruments not designated as a hedge:
     Changes in fair value recognized as periodic income/loss

(4) Accounting for long-lived assets

For long-lived assets other than goodwill, the Company evaluates the need for impairment on the basis of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which applies to instances when the carrying amount of an asset is deemed unrecoverable or when changes in a situation result in the carrying amount of an asset becoming unrecoverable.

(5) Depreciation method for tangible fixed assets

The straight-line method is applied.

Useful lives of major assets:

Distribution equipment	10–15 years
Buildings	15–40 years
Support equipment and buildings	8–15 years

(Assets acquired through capital leases are depreciated over periods ranging from two to 21 years.)

(6) Goodwill valuation standard and method

The Company recognizes as goodwill the difference between the costs of acquisition of consolidated subsidiary shares and the estimated fair value of the net assets of the corresponding companies.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company conducts an impairment test once every year or whenever an event that presents the possibility of impairment transpires.

(7) Amortization of software

Software for internal use is amortized by the straight-line method over the estimated available period (less than five years).

(8) Accounting methods of asset retirement obligations

The Company applies FASB (Financial Accounting Standards Board) Interpretation Guideline No. 47, "Accounting Methods for Conditional Asset Retirement Obligations—Interpretation Guideline for FASB No. 143." This interpretation guideline specifies the legal obligations concerning asset retirement and recognizes asset retirement obligations as liabilities, requiring that the obligations be fairly valued if their fair value can be reasonably estimated at the time incurred.

As such, for the term under review, operating and programming costs and depreciation and amortization increased by ¥5 million and ¥89 million, respectively. The cumulative impact from the changes in accounting principles amounted to ¥486 million.

(9) Standards for recognition of important allowances

1) Allowance for doubtful accounts

The Company calculates the allowance for doubtful accounts on the basis of the actual loss ratios of previous years. It also recognizes estimated uncollectible amounts from individual cases such as payments due from bankrupt entities.

2) Severance and retirement allowance

For an entity with an unfunded defined-benefit pension plan, the severance and retirement allowance is accounted for based on SFAS No. 87, "Employer's Accounting for Pensions."

Although the J:COM Group had previously adopted a defined-benefit-type lump-sum retirement grant system, with the enforcement of the Defined Contribution Pension Law, the Group, with the exception of certain consolidated subsidiaries, modified its retirement benefit system to the Advance Payment Retirement Allowance Plan and the Defined Contribution Pension Plan effective October 1, 2005.

(10) Lease transactions
The Company accounts for leases in accordance with SFAS No. 13, "Accounting for Leases."

(11) Amortization of intangible assets
Customer relationship intangible assets represent the value attributable to acquired customers. These intangible assets are amortized on a straight-line basis over the estimated useful life, which is based on the historical churn rates, not to exceed 10 years.

(12) Consumption tax treatment
The "tax exclusion method" is applied.

Notes to the Consolidated Balance Sheet

1. Material assets as collateral for loans:

Distribution system and equipment	¥80,461 million
Support equipment and buildings	¥3,494 million

2. Debt guarantee balance ¥11,074 million

3. Other comprehensive income (loss)
Other comprehensive income (loss)—cumulative represents the accumulated unrealized gains (losses) pertaining to derivative financial instruments.

Significant Subsequent Events

On January 6, 2006, the Company acquired shares of Kansai Multimedia Services Co., Ltd. (KMS), from Kansai Electric Power Group, Sumitomo Corporation and other shareholders. As a result, the ownership in KMS increased from 25.75% to 64.00%, thereby making the entity a consolidated subsidiary of the Company.

(1) Objective of the Share Acquisition

KMS is a cable Internet service provider that offers high-speed Internet service in the Kansai region in cooperation with the J:COM Group's managed system operators. By making KMS a consolidated subsidiary, the Group intends to achieve synergies by strengthening the cooperative platform for content development, backbone procurement and new business efforts jointly with @NetHome Co., Ltd., a consolidated subsidiary of the Company and a cable Internet service provider in an area other than the Kansai region, and to thereby provide better services.

(2) Profile of Kansai Multimedia Service

Date Founded	April 23, 1998
Representative	Tetsuo Imagawa (Representative Director and President)
Headquarters	Kita-ku, Osaka City
Paid-in Capital	¥2,000 million
Business Description	Telecommunications business as prescribed by the Telecommunication Business Law; development, manufacturing, sales, maintenance and leasing of telecommunications equipment
Acquisition Price	¥2,275 million
Date of Acquisition	January 6, 2006

Audit Report by the Accounting Auditors with Respect to the Consolidated Financial Statements (conformed copy)

[English Translation of the Original Auditors' Report Issued in the Japanese Language]

Independent Auditors' Report

February 15, 2006

The Board of Directors
Jupiter Telecommunications Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide
Designatede and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is, the consolidated balance sheet and the consolidated statement of operations of Jupiter Telecommunications Co., Ltd., and its consolidated subsidiaries, for the 12th business year from January 1, 2005, to December 31, 2005, in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha." The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries and non-majority-owned consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Jupiter Telecommunications Co., Ltd., and its consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.
As stated in Item 4.(8) of "Notes to Annual Consolidated Financial Statements," the Company has applied "Financial Accounting Standards Board (FASB) Interpretation No. 47 Accounting for. Conditional Asset Retirement Obligations (FIN47)—Interpretation of SFAS No 143." This is appropriately done due to the requirement to comply with the FASB Interpretation before the end of the fiscal term that ends after December 15, 2005.

All subsequent events stated in the business report will have a material effect on the financial position or the results of operations of the Company in the following business years.

Our firm and engagement partners have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors with Respect to the Consolidated Financial Statements (conformed copy)

Audit Report

The Board of Auditors has drawn up this Audit Report, as the unanimously agreed opinion of all the Auditors, after consultation among the Auditors receiving regarding the Consolidated Financial Statements (Consolidated Balance Sheet and Consolidated Profit & Loss Statement) for the twelfth fiscal term from January 1, 2005 to December 31, 2005, and report as follows.

1. Outline of Auditing Method of Auditors
   In accordance with audit policies and plans, etc. decided by the Board of Auditors, each Auditor received reports and explanation from the directors and others, and from the Accounting Auditor and examined the Consolidated Financial Statements.

2. Audit Results
   The auditing method and audit results of KPMG AZSA & CO., Accounting Auditor of the Company, are deemed adequate.

3. Subsequent Event
   The subsequent event deemed to have a material effect on the financial position and the result(s) of operations of the Company in the business year(s) subsequent to December 31, 2005 is stated in the Business Report.

February 21, 2006

The Board of Auditors of Jupiter Telecommunications Co., Ltd.

Statutory Auditor (full-time)	Tsuguhito Aoki
Statutory Auditor (part-time)	John Sandoval
Statutory Auditor (part-time)	Masatoshi Hayashi

(Note): 1.The Auditor, Mr. Masatoshi Hayashi is an outside auditor as provided in Article 18 Paragraph 1 of The Law for Special Exemptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporation(Kabushiki-Kaisha).

2.The Auditor, Mr. Hitoshi Yoshimura resigned on October 31, 2005.

JUPITER TELECOMMUNICATIONS CO., LTD.(Parent Company Only)

BALANCE SHEET (Japanese GAAP)

As of December 31, 2005

(Yen in Millions)

(ASSETS)		(LIABILITIES)	
Current assets	34,950	Current liabilities	9,690
Cash and cash equivalents	22,268	Accounts payable—trade	8,235
Accounts receivable—trade	11,081	Accounts payable—other	730
Merchandise	957	Accrued expenses	280
Prepaid expenses	162	Income taxes payable	156
Advance payments	32	Other current liabilities	289
Other current assets	450		
		Fixed liabilities	125,186
Fixed assets	284,793	Long-term debt	125,000
Tangible fixed assets	2,346	Allowance for directors' retirement benefits	45
Buildings	971	Other long-term liabilities	141
Other structures	36	Total liabilities	134,876
Machinery and equipment	910		
Land	429		
Intangible fixed assets	2,408		
Trademark	0		
Software	2,399	**(SHAREHOLDERS' EQUITY)**	
Telephone rights	9	Paid-in capital	114,481
		Advance on subscription	0
Investments and other assets	280,039	Additional paid in capital	89,017
Investments in securities and affiliates	7,027	Capital reserve	89,017
Investments in subsidiaries	151,048	Retained earnings	(18,166)
Long-term loans	120,286	Cumulative losses	18,166
Long-term prepaid expenses	803	Treasury stock	(0)
Other investments	875		
Deferred assets	465	Total shareholders' equity	185,332
Stock issue charges	465		
Total assets	320,208	Total liabilities and shareholders' equity	320,208

JUPITER TELECOMMUNICATIONS CO., LTD.(Parent Conpany Only)

STATEMENT OF OPERATIONS (Japanese GAAP)

(From January 1, 2005, to December 31, 2005)

(Yen in Millions)

(ORDINARY PROFIT/LOSS)		
Operating profit/loss		
Sales		75,002
Cost of sales		56,327
Gross income		18,675
Selling, general and administrative expenses		17,411
Operating income		1,264
Non-operating profit/loss		
Non-operating profit		
Interest income	1,564	
Dividends	669	
Guarantee fee	100	
Other non-operating income	253	2,586
Non-operating expenses		
Interest expense	642	
Guarantee expense	221	
Amortization of long-term prepaid expenses	543	
Amortization of stock issue costs	289	
Other non-operating expenses	46	1,741
Ordinary income		2,109
(EXTRAORDINARY PROFIT/LOSS)		
Extraordinary loss		
Loss on one-time amortization of loan expense	2,845	
Loss on sale of investment securities	1,383	4,228
Net loss before taxes		2,119
Income and inhabitant taxes		22
Net loss after taxes		2,141
Accumulated loss carried forward from the previous term		16,025
Unappropriated loss for the term		18,166

Significant Accounting Policies

1. Securities valuation standard and method
   Subsidiary shares
      Stated at cost using the moving-average method
   Other marketable securities
      Those that have no fair market value: Stated at cost using the moving-average method

2. Inventory valuation standard and method
   Merchandise: Lower of cost or market using the moving-average method

3. Depreciation method for tangible fixed assets
   The straight-line method is applied.
   Useful lives of major assets:

Buildings	15–50 years
Other structures	10–60 years
Machinery and equipment	4–15 years

4. Amortization method for intangible fixed assets
   The straight-line method is applied. However, software for in-house use is amortized by the straight-line method over the estimated available period (five years).

5. Amortization method for long-term prepaid expenses
   The straight-line method is applied.

6. Accounting for deferred assets
   Stock issue charges: Amortized equally over a given period pursuant to the Commercial Code Enforcement Regulation

7. Accounting for allowances
   (1) Allowance for doubtful accounts
   To reserve for potential credit losses on receivables, allowances are provided for potential losses on general credits by estimating uncollectible amounts using historical rates. For potential losses on specific problematic credits such as doubtful accounts, allowances are provided by estimating uncollectible amounts through the assessment of individual collectibility.
   (2) Allowance for retirement benefits for directors
   To provide for the payment of retirement benefits for directors, a reserve for such benefits is recorded, as per the Company's internal regulations, on the basis of the actual amount needed up to the fiscal year-end. The subject allowance is stipulated in Article 43 of the Commercial Code Enforcement Regulation.

8. Important hedge accounting method
   (1) Hedge accounting method
   The deferred hedge method is applied. In terms of foreign exchange contracts, when an allotment is applicable, such method is used.
   (2) Means and object of hedging
   Means of hedging: Foreign exchange contracts and interest rate swap
   Object of hedging: Foreign-currency-denominated monetary claims/obligations and interest on floating-rate loans
   (3) Hedge policy
   As per the Company's internal regulations, hedging is conducted to avoid currency fluctuation risks associated with foreign-currency-denominated monetary claims/obligations and interest rate fluctuation risks concerning borrowings.
   (4) Method to assess the validity of hedging

The validity of foreign exchange contracts is assessed by comparing the reservation rates and the actual rates on the closing and settlement dates.

With regard to interest rate swaps, the validity is assessed by testing whether the interest rate risk that is the object of the hedging has been reduced.

9. Lease transactions

With respect to financial lease transactions that do not involve the transfer of ownership of the leased assets to the lessee, such transactions are treated in accordance with the accounting method applied to ordinary lease transactions.

10. Consumption tax treatment

The "tax exclusion method" is applied.

Changes in the Method of Presentation

In the Statement of Operations, "Dividend Income" previously included in "Interest Income" under Non-Operating Profit, is presented independently. "Dividend Income" for the previous fiscal term was ¥52 million.

Notes to the Balance Sheet

1. Amounts presented in millions of yen with fractions rounded.

2. Monetary claims and obligations to controlling shareholders

Short-term monetary obligation	¥12 million

3. Monetary claims and obligations to directors

Short-term monetary obligation	¥3 million

4. Monetary claims and obligations to subsidiaries

Short-term monetary claims	¥8,115 million
Long-term monetary claims	¥120,000 million
Short-term monetary obligations	¥1,074 million

5. Accumulated depreciation of tangible fixed assets ¥513 million

6. In addition to the fixed assets presented in the balance sheet, material fixed assets procured through lease agreements include office equipment, LAN facilities, PBX and automobiles.

7. Debt guarantee balance ¥30,602 million

8. Total outstanding shares 6,363,840.74 ordinary shares

9. Treasury stock 0.68 ordinary shares

10. Equity deficit

Difference prescribed as per the Enforcement Regulation in Article 92 of the Commercial Code ¥18,166 million

11. Advance on subscription:

Shares issued	6 ordinary shares
Date of increase in capital	January 31, 2006
Provision for capital reserve	¥0 million

12. Stock subscription rights

Stock subscription rights based on the old Article 280-19-1 of the Commercial Code are as follows:

1) As per the resolutions by the Board of Directors on August 23, 2000, and at the Extraordinary Shareholders' Meeting on September 19, 2000.

Type of shares to be granted via the subject rights	Ordinary shares
Number of shares to be granted via the subject rights	2,088 shares
Amount to be paid when exercising the subject rights	¥92,000
Period to exercise the subject rights	

From September 11, 2000, through August 23, 2010

Note: Additional terms pertaining to the subject subscription rights are set forth in the Board of Directors resolution (August 23, 2000), the Extraordinary Shareholders' Meeting resolution (September 19, 2000) and the "Agreement to Grant Stock Subscription Rights."

2) As per the resolutions by the Board of Directors on August April 27, 2001, and at the Extraordinary Shareholders' Meeting on May 1, 2001.

Type of shares to be granted via the subject rights	Ordinary shares
Number of shares to be granted via the subject rights	89,088 shares
Amount to be paid when exercising the subject rights	¥80,000
Period to exercise the subject rights	

From September 12, 2001, through August 23, 2010

Note: Additional terms pertaining to the subject subscription rights are set forth in the Board of Directors resolution (April 27, 2001), the Extraordinary Shareholders' Meeting resolution (May 1, 2001) and the "Agreement to Grant Stock Subscription Rights."

Notes to Statement of Operations

1. Amounts presented in millions of yen with fractions rounded.

2. Transactions with the controlling shareholders	
Non-operational transactions	¥237 million
3. Transactions with the directors	
Non-operational transactions	¥912 million
4. Transactions with subsidiaries	
Sale transactions	¥53,340 million
Non-operational transactions	¥2,512 million
5. Net loss per share	¥352.11

Additional Information

1. Accounting method for pro forma standard taxes

The *"Law for Partial Amendments to Local Tax Law"* (2003, Law No. 9) was promulgated on March 31, 2003, and a pro forma standard tax was introduced for fiscal years that began after April 1, 2004. Therefore, as of the fiscal year under review, the Company recognizes the value-added and capital portions of corporate enterprise tax as selling, general and administrative expenses, based on the *"Practical Treatment regarding the Presentation on the Statement of Operations for Pro Forma Standard Tax Portion in Corporate Enterprise Tax"* (ASBJ, February 13, 2004; Practical Application Report No. 12).

As a result of the above, selling, general and administrative expenses increased ¥134 million, whereas operating income and ordinary income decreased by the same amount and the net loss before taxes increased by the same amount.

2. Changes in the retirement allowance system

With the enforcement of the Defined-Contribution Pension Law, the Company adopted the Advance Payment Retirement Allowance Plan and the Defined Contribution Pension Plan on October 1, 2005, applying the "Accounting Treatment concerning Transition to New Retirement Benefit Plans" (Accounting Standards Board of Japan; Guidance No. 1). As a result, selling, general and administrative expenses decreased ¥371 million, whereas operating income and ordinary income increased by the same amount, and the net loss before taxes decreased by the same amount.

Audit Report by the Accounting Auditors (conformed copy)

[English Translation of the Original Auditors' Report Issued in the Japanese Language]

Independent Auditors' Report

February 15, 2006

The Board of Directors
Jupiter Telecommunications Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is, the balance sheet, the statement of operations, the business report (limited to accounting matters) and the proposal for cumulative loss disposition, and its supporting schedules (limited to accounting matters) of Jupiter Telecommunications Co., Ltd., for the 12th business year from January 1, 2005, to December 31, 2005, in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha." With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for cumulative loss disposition has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters), there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

All subsequent events stated in the business report will have a material effect on the financial position or the results of operations of the Company in the following business years.

Our firm and engagement partners have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report

The Board of Auditors has drawn up this Audit Report, as the unanimously agreed opinion of all the Auditors, after consultation among the Auditors receiving the reports of the respective auditing methods and results thereof from each Auditor on the directors performing their duties for the twelfth fiscal term from January 1,2005 to December 31, 2005, and report as follows.

1. Outline of Auditing Method of Auditors

   In accordance with audit policies and plans, etc. decided by the Board of Auditors, each Auditor attended the meetings of the Board of Directors and other important meetings, received reports from the directors and others their activities, made perusal of the important documents including those for internal approval, investigated the business operation and the state of the assets of the Company, and received, as deemed necessary, from the subsidiaries their business reports. Each Auditor also received reports and explanation from the Accounting Auditor and examined the Accounting Documents and Supporting Schedules.

   Concerning the matters such as competitive transactions by the directors, transactions between the director and the Company creating a conflict of interest, free provision of interests by the Company, transactions between the Company and its shareholders or subsidiaries deemed out of normal practice, and the purchase/disposition of the Company's treasury stocks, the Auditors also took procedures, as deemed necessary, of inquiring reports from the directors and others and examining the details of the related books and records.

2. Audit Results

   (1) The auditing method and audit results of KPMG AZSA & CO., the Accounting Auditor of the Company, are deemed adequate.

   (2) Business Report is deemed to present fairly the situation of the Company complying with the related regulations and the Articles of Incorporation.

   (3) There is nothing to be pointed out in the Proposal for Disposal of Loss considering the situation of the Company's assts and other circumstances.

   (4) There is nothing to be pointed out in the Supporting Schedules as all matters are presented fairly as required.

   (5) There are no illegal or unlawful actions, nor material facts in violation or breach of the related regulations or the Articles of Incorporation, found in any director performing respective duties.

   In the meanwhile, there are also no violation or breach found in any director performing respective duties concerning the matters provided in Article 133 Paragraph 1 of Implementation Regulations of Commercial Code such as competitive transactions, etc.

3. Subsequent Event

   The subsequent event deemed to have a material effect on the financial position and the result(s) of operations of the Company in the business year(s) subsequent to December 31, 2005 is stated in the Business Report.

February 21, 2005

The Board of Auditors of Jupiter Telecommunications Co., Ltd.

Statutory Auditor (full-time)	Tsuguhito Aoki
Statutory Auditor (part-time)	John Sandoval
Statutory Auditor (part-time)	Masatoshi Hayashi

(Note): 1.The Auditor, Mr.Masatoshi Hayashi is an outside auditor as provided in Article 18 Paragraph 1 of The Law for Special Exemptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporation (Kabushiki-Kaisha).

2.The Auditor, Mr.Hitoshi Yoshimura did not sign nor fix his seal on this report as he resigned on October 31, 2005.

Proposal for Cumulative Loss Disposition

(Unit: Yen)

Cumulative losses for the current term	18,166,218,910
The above loss is disposed as follows:	
Loss carried forward to the next term	18,166,218,910